FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Georgios-Efstratios (Takis) Arapoglou
(Registrant)

Date : 25th November, 2005
Chairman - Chief Executive Officer

National Bank of Greece - 9month 2005 Results

Press release

2005 9-month results

30% return on average equity

87% growth in net profit

2005 is turning out to be an excellent year for the NBG Group. Despite the marked seasonality of the summer period, third quarter results have soared to record levels, reflecting the dynamic growth of our key business lines and the positive conjuncture of the capital market. The Group’s performance regarding profitability and return on equity exceeds the aspirations of our Business Plan 2005-2007.

This development is not fortuitous, however. The Group has exhibited strong growth in Greece, as well as in the broader region of Southeast Europe. The steps we have taken to restructure our asset management business, to promote bancassurance, and to review the overall approach in which we serve our customers, are steadily changing the modus operandi of the Group and providing the foundation on which to build further growth. Moreover, despite the rapid expansion, we successfully continue to contain costs.

In addition, we are moving ahead with changes in the Group’s business focus, by shifting our interest to the broader region of Southeast Europe where the potential for growth is very substantial. As part of this strategy, we have taken the decision to withdraw from North America, while at the same time, stepping up investments in Southeast Europe, expanding our branch network and investigating selective acquisition opportunities with a view to further strengthening our presence in the region.

On this occasion, I would like to congratulate and thank our employees, both domestically and abroad, for their decisive contribution to the financial performance of the Group.

Takis Arapoglou

Chairman and CEO

Athens, November 2005

(€ millions)	30.9.05	30.9.04	±%
Earnings per share	€1.62	€0.86	+88.3%
Net profit (after tax & minority interests)	531.9	284.8	+86.8%
Core profit	677.3	421.6	+60.6%
Operating expenses	1007.6	1048.2	-3.9%
Pre-tax profits from Southeast Europe	61.1	27.2	+125%
Return on average equity	29.5%	16.9%	+1 260	bp
Net interest margin	3.41%	3.08%	+33	bp
Cost / income	53.6%	64.9%	-1 130	bp

Group net profit after tax and minority interests grew to €532 million in the first 9-months of 2005, up 87% y-o-y. This exceptional performance enhanced return on average equity by a further 12.6 percentage points y-o-y to a record high of 29.5%.

Despite the seasonality of the summer months, 3Q results – boosted by high earnings from financial transactions – grew to €202 million, up 16.7% on the previous quarter. This led return on average equity in 3Q 2005 to over 33%.

These impressive results reflect dynamic growth across all sources of income, as well as the consistent efforts to contain operating expenses, which declined by 3.9% y-o-y in the 9-month period.

(€ millions)	30.9.05	30.9.04	±

Total core income	1 655.9	1 435.7	+15.3%

Net interest income	1 233.4	1 058.6	+16.5%

Net interest margin	3.41%	3.08%	+33	bp

Retail loans	17 499	13 964	+25.3%

% retail / total loans	57.5%	53.9%	+360	bp

All income sources of the Group posted robust growth, with core revenues growing by 15.3%, above and beyond the target set in the Business Plan 2005-2007.

A key lever behind core income growth is interest income. Group net interest income in the 9-month 2005 period topped €1.2 billion, up 16.5% y-o-y. Growth in interest income was particularly marked in 3Q, with net interest income totalling €431 million, up 19%
y-o-y and 7% q-o-q.

This largely reflects the ongoing expansion in retail lending in Greece and Southeast Europe. For instance, Group retail loans outstanding totalled €17.5 billion at the end of September 2005, up 25.3% y-o-y.

Net interest margin in the 9-month 2005 period topped 3.4%, up 33 basis points on an annual basis, the highest level of recent years. This rising trend in interest margin reflects the continued improvement in the Group’s asset mix, with retail credit now representing 57% of total lending.

Commission income (€ millions)	30.9.05	30.9.04	±

Retail loans	80.2	62.9	+28%

Corporate loans	59.5	54.8	+9%

Intermediation & deposits	101.0	109.5	-8%

Investment banking	47.3	36.4	+30%

Fund management	26.1	29.9	-13%

Total commission income	314.1	293.5	+7%

Net commission income rose by 7% y-o-y in the 9-month 2005 period, despite the adverse impact on banking intermediation fees caused by the strikes in June.

Retail commissions presented a strong upward trend in 9-month up 28%, as a result of the substantial increase in retail loans. Furthermore, commissions generated by investment banking business grew by 30%, reflecting favourable developments in the capital market.

A strategic aim of National Bank is to further strengthen its position in the mutual fund market, particularly in high value-added funds. This has been a landmark year in this respect. National Bank succeeded in almost totally rebalancing its funds under management, shifting the emphasis from money market funds to bond, equity and balanced funds. Over €2.5 billion was reinvested in high value-added funds, thus enhancing the Group’s market share in these mutual fund categories by a substantial 9.2 percentage points, with the result that by the end of October 2005 the Group’s market share stood at around 21%.

The particularly successful restructuring of the mutual fund portfolio from money market to bond funds is expected to impact positively commission revenues in the quarters ahead, thereby reversing the temporary decline observed in 3Q.

There was a significant improvement in the insurance business in the 9-month 2005 period, up 25.9%, to top €74 million. This reflects the Group’s efforts to restructure its insurance business, principally Ethniki Insurance, and to target more aggressively insurance products towards the large customer base of National Bank via the latter’s extensive branch network. Exploiting Group synergies and effectively promoting new products through the networks of both the Bank and Ethniki Insurance should generate strong results in the years ahead.

Finally, Group earnings from financial transactions in the 9-month 2005 period grew at an annual rate of 73%, deriving principally from stocks and bonds, reflecting the pick-up in markets.

18% growth in loans, with mortgages leading the way

Group loans (€ millions)	30.9.05	±y-o-y%		±y-t-d%

Retail	17 499	25.3%		16.9%

Corporate	12 944	8.5%		6.5%

Total	30 443	17.5%		12.2%

% net NPLs	1.05%	-16	bp	-8	bp

At end-September 2005, total Group lending stood at €30.4 billion, up 18% on an annual basis. Retail loans are spearheading lending growth, rising by 25.3% in the same period.

Mortgages grew by 27.4% on an annual basis, with loans outstanding at the end of September amounting to €11 billion, comprising in excess of one-third (36%) of the Group’s total loan book.

Mortgage disbursements topped a record €2.2 billion in the first nine months of the year, up 17% year on year. In 3Q, the Bank implemented a far-reaching sales programme aimed at tapping the surge in demand for housing loans. Thus, during 3Q 2005, National Bank’s market share of new mortgage disbursements rose sharply to 29%, while in September alone it rose to 34%. The sustained strong demand for mortgage applications suggests that growth will be maintained in the coming period.

At the end of September 2005, consumer loans outstanding stood at €3.2 billion, up 28.3% on an annual basis. The revolving credit facility product was a key component in this performance, as it posted annualised growth of 40% and contributed substantially to commissions generated by consumer credit, which grew by 51% y-o-y. Moreover, credit cards outstanding grew by around 14.4% on an annual basis to €1.6 billion.

Loans to small businesses with turnover below €2.5 million also posted satisfactory growth of around 18.4% on an annual basis, with loans outstanding totalling €1.8 billion at the end of September.

Loans to large and medium-sized enterprises amounted to €13 billion, up 8.5% y-o-y. This growth was particularly notable in view of the pricing and credit discipline that the Group has been applying as a strategic policy in this area.

Non-performing loans declined to 4.9% of the aggregate loan book at the end of the 9-month period, compared with 5.4% a year ago. After provisions for bad and doubtful debt, net performing loans today represent just 1% of the total loan book. The healthy growth in lending in recent years has been due to the application of modern controls and credit risk management throughout the Group.

3

Sustained containment of operating costs

Operating expenses (€ millions)	30.9.05	30.9.04	±

Staff costs	640.5	660.4	-3.9%

Administrative expenses	275.9	290.1	-4.9%

Total operating expenses	1 007.6	1 048.6	-3.9%

Cost to income	53.6%	64.9%	-1130	bp

Operating expenses in the Group continued to pursue a downward course in 3Q 2005. Total operating expenses for the 9-month period declined by 3.9% year on year. This trend reflects the continued reduction in administrative expenses by 4.9% in the 9-month 2005 period. This substantial reduction in operating expenses has been achieved during a period of intensive organic growth for the Group in Southeast Europe, where related expenses grew by 20% on an annual basis during the first nine months of the year. The reduction in personnel expenses is temporary, and it is due to the voluntary retirement programme pursued in 2004, and where impact is gradually being eroded by wage increases during the year.

The substantial growth in income coupled with the containment of operating expenses led to a further improvement in the efficiency ratio, which in the 9-month 2005 period stood at 53.6%, down by 11.3 percentage points y-o-y.

Rapid growth in SE Europe, with expanding market share and outstanding profitability

SE Europe (€ millions)	30.9.05	30.9.04	±

Loans	1 983	1 134	+75%

Total income	168.8	121.6	+39%

Profit before tax	61.1	27.2	+125%

The NBG Group holds a commanding position in the banking market of Southeast Europe. It runs a total of 245 branches in the region, compared with 209 in 2004. The total head count now stands at 4,293, while total account holders in the region number just over 2.5 million. National Bank believes in the growth prospects of the region and is therefore planning further expansion of its presence there. Indeed, the Bank intends to open 90 new branches in 2006.

National Bank recently announced the acquisition of a controlling stake (70%) in the share capital of the Romanian company, Eurial Leasing, which focuses on motor vehicle leasing and is the key leasing business for Peugeot cars in Romania, with total assets in excess of €50 million. In addition, the NBG Group acquired Alpha Insurance Romania from the Alpha Bank Group. Alpha Insurance Romania will be merged with Garanta, the Romanian subsidiary of Ethniki Insurance, thereby enhancing the Group’s presence in the insurance market of the country.

In 9-month 2005, Group retail lending in SE Europe grew by a striking 118% on an annual basis. As a result, total lending in the region amounted to around €2 billion, growing by 75% annually.

The steady growth in lending, particularly retail, in Southeast Europe led to an impressive growth in interest income (up 55%) and commissions (up 30%) in the 9-month 2005 period. Profit before tax soared to €61 million, representing 8.3% of total Group profitability.

Growing deposit base sustains liquidity at high levels

Deposits (€ billions)	30.9.05	30.9.04	±

Savings & sight	30.8	29.3	+5.2%

Total deposits	44.8	43.1	+4.1%

Liquidity ratio	68%	61%	+7	pp

Savings and sight deposits grew by 5.2% y-o-y to €31 billion at the end of September. This development is particularly encouraging, given the significance of these deposits, especially within an environment of rising interest rates. National Bank’s large market share (31%) of such deposits is a significant factor underlying its profitability.

4

Time deposits posted very substantial growth of 46% from the beginning of the year, chiefly as a result of the declining attractiveness of other types of deposit products with similar kinds of characteristics, such as repos and money market mutual funds. Overall, the Group’s deposits grew by 10% y-t-d, and by 4.1% y-o-y, to €45 billion.

The rapid growth in deposits in 2005 meant that the liquidity (i.e. loans-to-deposits) ratio remained particularly low at 68%, despite the substantial increase in lending.

Strengthening the capital base

Capital adequacy ratios	30.9.05	1.1.05

Core Tier-I CAD Ratio	8.3%	8.0%

Total Tier-I CAD Ratio	11.8%	11.0%

Total CAD ratio	14.8%	13.5%

The Group’s capital base strengthened yet further in the first 9 months of 2005. The total capital adequacy ratio (Tier-I and Tier-II) topped 15% at the end of September, while the Group’s core Tier-I capital adequacy ratio is estimated to stand at 12%.

The Group’s capital base has been strengthened by c.€300 million from the sale of the Group’s treasury stock in early October. The completion of the sale of Atlantic Bank of New York and National Bank of Greece (Canada) should further reinforce the Group’s capital base in early 2006.

The strengthening of the Group’s capital base from internal capital generation and the restructuring of its non-strategic business portfolios will allow the Group to pursue its strategic goals in Greece and the wider region of Southeast Europe.

5

Group income statement € millions	30.09.05	30.09.04	±%	3Q.05	2Q.05	±%
Net interest income	1233.4	1 058.6	16.5%	430.7	401.2	7.4%
Net commission income	314.1	293.5	7.0%	109.5	99.5	10.1%
Net premiums from insurance contracts	74.2	58.9	26.0%	28.7	22.4	28.1%
Income from dividends	9.8	12.6	-22.2%	1.5	6.1	-75.4%
Income from private equity	24.3	12.0	102.5%	8.8	8.7	1.1%
Core income	1655.8	1 435.6	15.3%	579.2	537.9	7.7%
Earnings from financial transactions (1)	142.4	82.5	72.6%	80.4	27.9	188.5%
Other income	80.6	98.1	-17.8%	37.4	25.0	49.6%
Total income	1 878.8	1 616.2	16.2%	697.0	590.8	18.0%
Staff costs	(640.5)	(660.4)	-3.0%	(221.1)	(211.4)	4.6%
Administrative expenses	(246.9)	(255.6)	-3.4%	(84.1)	(82.2)	2.3%
Other expenses	(29.1)	(34.1)	-14.7%	(10.9)	(9.5)	14.7%
Depreciation	(91.1)	(98.1)	-7.1%	(30.1)	(30.5)	-1.3%
Total operating expenses	(1 007.6)	(1 048.2)	-3.9%	(346.2)	(333.6)	3.8%
Impairment losses on loans and advances	(157.9)	(129.9)	21.6%	(59.9)	(51.7)	15.9%
Share of profit of associates	21.3	8.3	156.6%	9.8	10.6	-7.5%
Profit before tax & minority interests	734.6	446.2	64.6%	300.7	216.1	39.1%
Tax	(170.4)	(151.9)	12.2%	(83.7)	(33.0)	153.6%
Net profit before minority interests	564.2	294.3	91.7%	217.0	183.1	18.5%
Minority interests	(32.2)	(9.5)	238.9%	(15.1)	(10.0)	51.0%
Net profit	531.9	284.8	86.8%	201.9	173.0	16.6%

(1) Net trading income & net result from investment securities.

Group loans € millions	30.09.05	30.09.04	±y-o-y%	31.12.04	±y-t-d%
Mortgages	10 974	8 613	27.4%	9 194	19.4%
Consumer	3 145	2 451	28.3%	2 639	19.2%
Credit cards	1 548	1 353	14.4%	1 446	7.1%
Small businesses	1 832	1 547	18.4%	1 695	8.0%
Retail	17 499	13 964	25.3%	14 974	16.9%
Corporate	12 944	11 935	8.5%	12 155	6.5%
Total loans & advances to customers	30 443	25 899	17.5%	27 129	12.2%
Less: Allowance for impairment on loans & advances to customers	1 170	1 100	6.4%	1 076	8.7%
Loans & advances to customers (net)	29 273	24 799	18.0%	26 053	12.4%

Group deposits (€ millions)	30.09.05	30.09.04	±y-o-y%	31.12.04	±y-t-d%
Savings	25 833	24 837	4.0%	25 105	2.9%
Sight	5 010	4 483	11.8%	4 748	5.5%
Core deposits	30 843	29 320	5.2%	29 853	3.3%
Time	12 571	11 488	9.4%	8 593	46.3%
Total deposits	43 414	40 808	6.4%	38 446	12.9%
Repos	996	1 945	-48.8%	2 162	-53.9%
Other due to customers	397	300	32.3%	257	54.5%
Total due to customers	44 807	43 053	4.1%	40 865	9.6%

6

NATIONAL BANK OF GREECE S.A.

Interim Consolidated Financial Statements

30 September 2005

In accordance with

International Financial Reporting Standards

November 2005

Table of Contents

Note
Consolidated income statement
Consolidated balance sheet
Consolidated statement of changes in equity
Consolidated cash flow statement
Notes to the consolidated financial statements:
1	General information
2	Summary of significant accounting policies:
2.1 Basis of presentation
2.2 Adoption of International Financial Reporting Standards (IFRS)
2.3 Group Accounts
2.4 Foreign Currency translation
2.5 Regular way purchases and sales
2.6 Derivative financial instruments
2.7 Offsetting
2.8 Interest income and expense
2.9 Fee and commission income
2.10 Financial assets at fair value though P&L
2.11 Sale & repurchase agreements
2.12 Securities borrowing and lending
2.13 Investment securities
2.14 Loans & receivables
2.15 Impairment losses on loans & advances
2.16 Property & equipment
2.17 Investment property
2.18 Goodwill & other intangible assets
2.19 Insurance operations
2.20 Leases
2.21 Cash & cash equivalents
2.22 Provisions
2.23 Employee benefits
2.24 Income taxes
2.25 Borrowings
2.26 Share capital & treasury shares
2.27 Segment reporting
2.28 Related parties transactions
2.29 Fiduciary and trust activities
2.30 Earnings per share
3	Financial risk management
3.1 Interest rate risk
3.2 Liquidity risk
3.3 Foreign exchange risk
3.4 Capital adequacy
3.5 Ratings
4	Business segments
5	Net interest income
6	Net fee & commission income
7	Net premia from insurance contracts
8	Dividend income
9	Net trading income
10	Other operating income
11	Personnel expenses
12	Retirement benefit obligations
13	General & administrative expenses
14	Depreciation & amortisation charges
15	Other operating expenses
16	Impairment losses on loans and advances
17	Tax expense
18	Earnings per share
19	Cash & balances with central banks
20	Treasury bills & other eligible bills
21	Due from banks (net)
22	Financial assets at fair value through P&L
23	Derivative financial instruments
24	Loans & advances to customers (net)
25	Investment securities
26	Investment property
27	Investments in associates
28	Goodwill & other intangible assets
29	Property & equipment
30	Deferred tax assets & liabilities
31	Insurance related assets & receivables
32	Other assets
33	Due to banks
34	Due to customers
35	Debt securities in issue
36	Other borrowed funds
37	Insurance related reserves & liabilities
38	Other liabilities
39	Contingent liabilities & commitments
40	Share capital, share premium & treasury shares
41	Reserves & retained earnings
42	Minority interest
43	Undated Tier I perpetual securities
44	Dividends per share
45	Cash & cash equivalents
46	Related party transactions
47	Acquisitions & disposals
48	Group consolidated companies
49	Post balance sheet events
50	Effects from transition to IFRS

Consolidated Income Statement

		From 1 January to
€ 000’s	Note	30.9.2005	30.9.2004

Interest and similar income		1.867.149	1.650.211
Interest expense and similar charges		(633.777)	(591.597)
Net interest income	5	1.233.372	1.058.614

Fee and commission income		338.183	313.639
Fee and commission expense		(24.049)	(20.120)
Net fee and commission income	6	314.134	293.519

Earned premia net of reinsurance		400.122	414.059
Net claims incurred		(325.904)	(355.118)
Net premia from insurance contracts	7	74.218	58.941

Dividend income	8	9.805	12.640
Net trading income	9	28.592	84.611
Net result from investment securities	25	113.790	(2.206)
Other operating income	10	104.933	110.040
Total operating income		1.878.844	1.616.159

Personnel expenses	11&12	(640.484)	(660.385)
General & administrative expenses	13	(246.866)	(255.625)
Depreciation and amortization charges	14	(91.144)	(98.071)
Other operating expenses	15	(29.074)	(34.136)
Total operating expenses		(1.007.568)	(1.048.217)

Impairment losses on loans and advances	16	(157.905)	(129.903)
Share of profit of associates	27	21.227	8.149
Profit before tax		734.598	446.188

Tax expense	17	(170.355)	(151.911)
Net Profit		564.243	294.277

Net Profit attributable to:
Minority interests	42	32.326	9.493
NBG equity shareholders		531.917	284.784

Earnings per share
Basic & Diluted	18	€1,62	€0,86

Athens, November 24th 2005

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 59 form an integral part of these interim consolidated financial statements

Consolidated Balance Sheet

	€ 000’s	Note	30.9.2005	31.12.2004
	ASSETS
	Cash and balances with central banks	19	2.455.011	1.145.042
	Treasury bills and other eligible bills	20	144.752	150.400
	Due from banks (net)	21	6.346.914	8.587.378
	Financial assets at fair value through P&L	22	13.616.757	11.615.536
	Derivative financial instruments	23	250.562	—
	Loans and advances to customers (net)	24	29.273.081	26.052.758
Investment securities	- available for sale	25	4.311.614	2.382.941
	- held to maturity	25	20.867	—
	Investment property	26	129.986	125.905
	Investments in associates	27	229.370	218.759
	Goodwill & other intangible assets	28	65.976	73.675
	Property & equipment	29	1.930.279	1.959.636
	Deferred tax assets	30	258.461	75.022
	Insurance related assets and receivables	31	675.828	492.904
	Other assets	32	1.733.994	1.607.421
	Total assets		61.443.452	54.487.377

	LIABILITIES
	Due to banks	33	7.342.965	6.413.741
	Derivative financial instruments	23	439.193	—
	Due to customers	34	44.807.117	40.865.176
	Debt securities in issue	35	174.293	63.448
	Other borrowed funds	36	969.222	748.642
	Insurance related reserves and liabilities	37	1.742.461	1.326.697
	Current tax liabilities	38	146.854	150.328
	Deferred tax liabilities	30	101.799	10.917
	Retirement benefit obligations	12	223.689	225.331
	Other liabilities	38	1.576.200	1.188.725
	Total liabilities		57.523.793	50.993.005

	SHAREHOLDERS’ EQUITY
	Share capital	40	1.492.090	1.492.090
	Share premium account	40	32.393	32.393
	Less: treasury shares	40	(206.881)	(210.128)
	Reserves and retained earnings	41	1.216.330	1.045.547
	Equity attributable to NBG shareholders		2.533.932	2.359.902

	Minority Interest	42	306.250	302.321
	Undated tier I perpetual securities	43	1.079.477	832.149
	Total shareholders’ equity		3.919.659	3.494.372

	Total equity and liabilities		61.443.452	54.487.377

Athens, November 24th 2005

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 59 form an integral part of these interim consolidated financial statements

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the company
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Minority Interest	Total
Balance at 1 January 2004	1.147.761	32.393	(348.790)	1.324.023	2.155.387	692.579	2.847.966
Currency translation differences				745	745	(30)	715
Profit/(loss) recognised directly in equity				745	745	(30)	715
Net Profit/(loss) for the period				284.784	284.784	9.493	294.277
Total				285.529	285.529	9.463	294.992
Issue of share capital	344.329			(344.329)	—		—
Dividends for prior year				(160.522)	(160.522)	(10.173)	(170.695)
Dividends to preferred securities				(10.199)	(10.199)		(10.199)
Acquisitions of subsidiaries/associates				(1.551)	(1.551)	(11.607)	(13.158)
Purchases of treasury shares			(16.261)		(16.261)		(16.261)
Disposal of treasury shares			91.782	(25.384)	66.398	(8.464)	57.934
Balance at 30 September 2004	1.492.090	32.393	(273.269)	1.067.567	2.318.781	671.798	2.990.579
Currency translation differences				(7.444)	(7.444)	30	(7.414)
Profit/(loss) recognised directly in equity				(7.444)	(7.444)	30	(7.414)
Net Profit/(loss) for the period				(1.008)	(1.008)	3.278	2.270
Total				(8.452)	(8.452)	3.308	(5.144)
Issue of preferred securities				(292)	(292)	482.149	481.857
Dividends to preferred securities				(3.421)	(3.421)		(3.421)
Acquisitions of subsidiaries/associates				678	678	(19.405)	(18.727)
Purchases of treasury shares			(14.682)		(14.682)		(14.682)
Disposal of treasury shares			77.823	(10.533)	67.290	(3.380)	63.910
Balance at 31 December 2004	1.492.090	32.393	(210.128)	1.045.547	2.359.902	1.134.470	3.494.372
Adoption of IAS 39 & IFRS 4				(110.761)	(110.761)	(31.739)	(142.500)
At 1 January 2005 restated	1.492.090	32.393	(210.128)	934.786	2.249.141	1.102.731	3.351.872
Movement in the available for sale securities reserve, net of tax				(51.427)	(51.427)	(615)	(52.042)
Currency translation differences				16.756	16.756		16.756
Profit/(loss) recognised directly in equity				(34.671)	(34.671)	(615)	(35.286)
Net Profit/(loss) for the period				531.917	531.917	32.326	564.243
Total				497.246	497.246	31.711	528.957
Issue of preferred securities				(20.751)	(20.751)	247.328	226.577
Dividends to preferred securities				(10.343)	(10.343)		(10.343)
Share capital issue costs				(1.493)	(1.493)	(717)	(2.210)
Dividends for prior year				(193.355)	(193.355)	(11.051)	(204.406)
Acquisitions of subsidiaries/associates				8.684	8.684	14.525	23.209
Purchases of treasury shares			(9.094)		(9.094)		(9.094)
Disposal of treasury shares			12.341	1.556	13.897	1.200	15.097
Balance at 30 September 2005	1.492.090	32.393	(206.881)	1.216.330	2.533.932	1.385.727	3.919.659

The notes on pages 7 to 59 form an integral part of these interim consolidated financial statements

Consolidated Cash Flow Statement

€ 000’s	Note	30.9.2005	30.9.2004
Cash flows from operating activities
Net profit		564.243	294.277
Adjustments for:
Non-cash items included in net profit and other adjustments:		20.929	165.751
Depreciation, amortisation & impairment on fixed assets & invest. property		91.144	98.071
Impairment losses on investments		547	26
Credit loss expense / (recovery)		157.905	129.903
Equity income of associates		(21.227)	(8.149)
Deferred tax expense / (benefit)		5.581	523
Interest expense on debt securities and other borrowed funds		21.221	18.414
Dividend income from investment securities		(4.796)	(5.586)
Net (profit) / loss on sale of fixed assets & investment property		(16.314)	(29.564)
Net (income) / expense on investment securities		(213.132)	(37.887)

Net (increase) / decrease in operating assets:		(2.391.045)	182.601
Net due from / to banks		1.068.763	(4.147.141)
Financial assets at fair value through P&L		(3.744.479)	3.396.410
Net proceeds / (purchase) of treasury bills and other eligible bills		25.618	(34.090)
Net derivative financial instruments		92.607	—
Net loans and advances to customers / due to customers		391.511	914.071
Other assets		(225.065)	53.351

Net increase / (decrease) in operating liabilities:		441.285	152.682
Other deposits		139.505	116.108
Income taxes paid		(168.116)	(177.392)
Other liabilities		469.896	213.966
Net cash flow from / (used in) operating activities		(1.364.588)	795.311

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired.		(3.796)	(30.796)
Acquisitions / disposals of associates, net of cash		2.306	(748)
Dividends received from investment securities & associates		12.232	13.265
Net proceeds / (purchases) of fixed assets		(49.042)	(98.129)
Net proceeds / (purchases) of investment property		1.554	19.375
Net proceeds / (purchases) of investment securities - available for sale		284.783	(56.940)
Proceeds from redemption of investment securities - held to maturity		21.298	—
Net cash from / (used in) investing activities		269.335	(153.973)

Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		529.481	(17.497)
Net sales /(purchases) of treasury shares		4.803	50.137
Minority interest		6.113	(10.611)
Dividends paid		(193.208)	(157.118)
Net cash from / (used in) financing activities		347.189	(135.089)

Effect of exchange rate changes on cash and cash equivalents		115.144	26.450
Net increase/(decrease) in cash and cash equivalents		(632.920)	532.699
Cash and cash equivalents at beginning of period	45	4.930.174	5.881.051
Cash and cash equivalents at end of period	45	4.297.254	6.413.750

The notes on pages 7 to 59 form an integral part of these interim consolidated financial statements

Notes to the Interim Consolidated Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 164 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, Balkans, Cyprus, Egypt, North America and South Africa.

These interim consolidated financial statements have been approved for issue by the Bank’s Board of Directors on 24th November 2005. The Board of Directors, following the Bank’s Annual General Meeting held on 17 May 2005, consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Independent Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The interim consolidated financial statements of the Group (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), after taking into consideration the provisions of IFRS 1 regarding first time adoption and IAS 34 Interim Financial Reporting and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets at fair value through profit and loss and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of unlisted derivatives and securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Group adopts the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31st December 2005. In accordance with the transitional provisions set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and other relevant standards, the Group has applied IFRS expected to be in force and endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31st December 2005 in its financial reporting with effect from 1st January 2004 with the exception of the standards relating to financial instruments and insurance contracts (IAS 32, 39 and IFRS 4).

The Group has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In 2004 comparatives, financial instruments and insurance contracts are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

The possibility exists that these interim consolidated financial statements may require adjustment before their inclusion in the final IFRS consolidated financial statements for the year ended 31 December 2005, because of subsequent revisions or changes to the IFRS, or guidance and consensus on the application or interpretation of IFRS.

The impact of the transition to IFRS on the financial position and the comparatives as previously reported under Greek generally accepted accounting principles (“Greek GAAP”) is summarised in Note 50.

2.3 Group accounts

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree. The Group has incorporated into its income statement the results of operations of the acquiree and has also recognized in the balance sheet the assets and assumed the liabilities and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition. Acquisitions have been accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition. For the allocation of the cost of acquisition, all recognized assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s proportion of the fair values of the assets and liabilities recognized in accordance with IFRS 3. The Group has elected to use the exemption of paragraph 15 of IFRS 1 and did not restate past business combinations that occurred prior to the transition date.

The interim consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Subsidiary undertakings: Subsidiary undertakings, which are those companies in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Temporarily controlled entities, if any, that are acquired and held exclusively with a view to their subsequent disposal, within twelve months from their acquisition, are recorded as investment securities.

Associated undertakings: Investments in associates are accounted for by applying the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control. Provisions are recorded for long-term impairment in value.

Under the equity method of accounting, the investment is initially recorded at cost, and is increased or decreased by the proportionate share of the affiliate’s profits or losses after the date of acquisition. Goodwill arising on the acquisition of an associate is included in the cost of the investment (net of any accumulated impairment loss). Dividends received from the associate during the year reduce the carrying value of the investments. Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as investment securities. Unrealised gains and losses on transactions between the Group and its associated undertakings are eliminated to the extent of the Group’s interest in the associated undertaking. Where necessary, the accounting policies used by the associate have been changed to ensure consistency with the policies adopted by the Group.

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognized in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognized directly in foreign currency translation reserve within shareholders’ equity. When a foreign entity is sold, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Group uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognized at “trade date”.

2.6 Derivative financial instruments and hedging (Applicable for the Group from January 1, 2005)

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Group and in liabilities when unfavourable to the Group. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Group enters into derivative instruments used for trading purposes, realized and unrealised gains and losses are recognized in trading income.

The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment. The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                  the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognized immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognized initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognized in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.7 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.8 Interest income and expense

Interest income and expense are recognized in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by more than 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual or written off at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.9 Fee and commission income

Fees and commissions are generally recognized on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognized upon completion of the underlying transaction.

2.10 Financial assets at fair value through profit and loss (Applicable for the Group from January 1, 2005)

All financial assets, acquired principally for the purpose of selling in the short term or if so designated by the management, are classified under this category which has the following two sub-categories:

a) Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognized at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realized on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

b) At fair value through profit or loss

Upon initial recognition the Group may designate any financial asset as at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

2.11 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.12 Securities borrowing and lending (Applicable for the Group from January 1, 2005)

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognized in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.13 Investment Securities (Applicable for the Group from January 1, 2005)

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales are recognized as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognized valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognized valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.14 Loans and receivables (Applicable for the Group from January 1, 2005)

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Group are recognized when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortized cost using the effective interest rate method.

Interest on loans originated by the Group is included in interest income and is recognized on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortized to interest income over the life of the loan using the effective interest rate method.

2.15 Impairment losses on loans and advances (Applicable for the Group from January 1, 2005)

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.16 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying values of all items of property and equipment on the date of transition under Greek GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use and held for disposal does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Group periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.17 Investment property

Investment property includes land and buildings, owned by the Group (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying amounts of all investment properties on the date of transition under Greek GAAP as their deemed cost rather than carrying out a valuation at the date of transition.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.18 Goodwill and other intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Notwithstanding the above, the Group has elected to use the exemption of paragraph 15 of IFRS 1 in respect of past business combinations, which means that any goodwill recognized under previous GAAP as a reduction from equity, has not been recognized in its opening IFRS balance sheet, rather is accounted for as an adjustment to retained earnings. Furthermore, the Group shall not transfer goodwill to the income statement if in a future date disposes of the subsidiary (or associate) or if the investment in the subsidiary (or associate) to which that goodwill relates, becomes impaired. Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognized as negative goodwill. Once it has been established that negative goodwill exists, the Group a) reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets, are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognized as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.19 Insurance Operations

As of 1 January 2005, the Group allocates its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounts for its insurance contracts in accordance with Greek accounting principles. Accordingly, overseas insurance liabilities are measured in accordance with the accounting and legal requirements in the countries concerned and as permitted by IFRS 4.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assesses whether its recognized insurance liabilities are adequate by applying a liability adequacy test (“LAT”), which meets the minimum requirements set forth in IFRS 4, at the end of each reporting period. Additional liabilities resulting from the LAT increase the carrying amount of insurance liabilities as determined in accordance with local laws and regulations and are charged off to the income statement. As at 1 January, additional liabilities resulting from the first application of the LAT were charged off to equity.

2.20 Leases

a. A Group company is the lessee

Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

b. A Group Company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognized as a receivable. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.

2.21 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months maturity from the date of acquisition and consist of cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, investment securities and trading securities.

2.22 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.23 Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

2.23.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortized over the average remaining service lives of the employees participating in the plan. The Group on the transition date to IFRS has elected to use the exemption provided in paragraph 20 of IFRS 1 in respect of employee benefits and has recognized all cumulative actuarial gains and losses from the inception of such plans until the date of transition to IFRS.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.23.2 Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are also classified as either defined contribution or defined benefit plans. Obligations under other defined benefit post-retirement plans are valued annually by independent qualified actuaries.

2.24 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognized as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from loan provisions, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognized to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognized for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognized in the income statement together with the deferred gain or loss.

2.25 Borrowings

Borrowings are initially recognized at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortized cost and any difference between net proceeds and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.26 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Dividends on ordinary shares: Dividends on ordinary shares are recognized as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank and its subsidiaries.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank, are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.27 Segment reporting

The Group is organized on a worldwide basis into six business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

2.28 Related parties transactions

Related parties include entities, which the Bank has the ability to control or exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.29 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognized in the financial statements. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.30 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3: Financial risk management

3.1 Interest Rate Risk

The Group is subject to various types of interest rate risk, which arise in the Bank’s activities outlined below. Management characterizes these types as fixed interest rate risk, repricing (or gap) risk, and credit spread risk.

Principal activities

The Bank is the principal market maker in Greek government bonds, which are denominated in various major currencies in both the primary and the secondary markets. It carries a large inventory of Greek government bonds in its trading book in order to facilitate its market making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad.

The Bank is also active in the interbank deposit market (denominated in euro and all other major currencies) as well as foreign exchange forward transactions with maturities up to a year.

The Bank routinely enters into asset swaps of non-euro denominated debt issued by the Hellenic Republic for the purpose of servicing institutional clients.

Interest rate exposure management

The principal source of interest rate risk exposure arises from Greek government bonds trading activity. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds. As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The derivatives business is subject primarily to credit risk, counterparty and Greek sovereign risk as it carries Greek government bonds as hedges to the swap portfolio. The money market business is geared towards lending the excess liquidity of the Bank for short maturities to the interbank market.

The fixed interest rate risk due to the bond as well as the swaps portfolio, together with their economic hedged instruments, is monitored by converting the notional amount positions into constant maturity positions (i.e., ten-year equivalent positions). Furthermore, a breakdown of the fixed interest risk into maturing buckets is performed and a Value at Risk (VAR) report is produced daily taking into account the sum of all our trading positions in all currencies for the Treasuries of the Bank.

Repricing risk

The floating rate portfolio of securities is matched primarily against the Bank’s deposit base. The portfolio of floating Greek government bonds reprices annually and is funded by the Bank’s retail deposit base with an average duration of one month. The difference of the volatility in short-term euro interest rates between one month and one year has been minimal.

Spread risk

Spread and basis risk arises from the hedging of Greek government bonds with futures contracts on euro-denominated German government bonds, as well as with interest rate and cross currency swaps. Since the drachma joined the euro zone, the hedging of Greek government bonds with future contracts on German government bonds, results in a spread which exhibits a very low volatility. With respect to the hedging of Greek government bonds with interest rate and cross currency swaps, the fixed rate risk is converted into floating rate risk, as the floating feature of the related swaps is indexed to the European Interbank Offered Rate, commonly known as EURIBOR. Again this asset swap spread of the Greek sovereign debt is subject to very low volatility since the entry of the Greek drachma into the Eurozone.

The Group also carries an inventory of foreign currency fixed and floating rate eurobonds issued by the Hellenic Republic, which behave in the same manner as the asset swap positions mentioned above.

3.2 Liquidity risk

The Bank operates a network of 582 branches in Greece, and its domestic customer deposit base accounts for 31% of the Greek deposit market (savings and sight accounts) as at 30 September 2005. This provides with sufficient euro and foreign currency liquidity to fund the Banks operations and treasury positions. Strategically, the Bank maintains a high proportion of liquid assets to enable it to service customer loans expeditiously as well as to take advantage of market opportunities.

3.3 Foreign exchange risk

The Bank trades in all major currencies against the euro. In the normal course of business, it holds short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international client base.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s open foreign exchange position is limited to the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk is low.

The Bank files standard foreign exchange position reports on a regular basis which enables the central bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group’s Risk Management Council and monitored by the Internal Audit Division.

3.4 Capital adequacy (amounts in € million)

30.9.2005
Capital:
Upper Tier I capital	2.585
Lower Tier I capital	1.079
Deductions	(60)
Tier I capital	3.604
Upper Tier II capital	(20)
Lower Tier II capital	969
Deductions	(13)
Total capital	4.540

Risk weighted assets:
On Balance sheet (investment book)	26.698
Off Balance sheet (investment book)	2.022
Trading portfolio	1.867
Total risk weighted assets	30.587

Ratios:
Core	8,26%
Tier I	11,78%
Total BIS	14,84%

As at 30.9.2005, in accordance with IFRS and the rules of the Bank for International Settlements (BIS), the capital base of the NBG Group was €4.540 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BIS rules was €2.093 million.

3.5 Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Services Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’) and Capital Intelligence Ltd. (referred below as (Capital Intelligence).

Rating Agency	Long term	Short term	Financial strength

Moody’s	A2	P-1	C
Standard & Poor’s	BBB+	A-2	N/A
Fitch	A-	F2	C
Capital Intelligence	A-	A2	A-

NOTE 4: Business segments

NBG Group manages its business through the following business segments:

•                  Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros).The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                  Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

•                  Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company.

•                  International

The Group’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

NBG Group is also diversified and organized on a worldwide basis into the following geographical regions:
SE Europe (includes Bulgaria, FYROM, Romania, Serbia-Montenegro and Albania), European Union (includes UK, Netherlands, Luxembourg and Cyprus), Africa (includes Egypt and S. Africa) and North America (includes United States and Canada). Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm’s length.

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

From 1 January to 30.9.2005
Net interest income	801.702	158.479	118.370	18.387	202.449	(66.015)	1.233.372
Net fee & commission income	139.846	46.400	68.744	(189)	58.133	1.200	314.134
Other	35.581	(17.514)	80.649	119.503	29.167	105.179	352.565
Total operating income	977.129	187.365	267.763	137.701	289.749	40.364	1.900.071
Direct costs	(407.629)	(32.566)	(44.061)	(103.687)	(176.284)	(48.714)	(812.941)
Allocated costs & provisions	(245.559)	(65.080)	(14.987)	—	(25.495)	(1.411)	(352.532)
Profit Before Tax	323.941	89.719	208.715	34.014	87.970	(9.761)	734.598
Taxes	(89.092)	(25.337)	(31.128)	(12.348)	(15.937)	3.487	(170.355)
Minority interest	—	—	(24.422)	(4.839)	(3.096)	31	(32.326)
Profit attributable to NBG shareholders	234.849	64.382	153.165	16.827	68.937	(6.243)	531.917

Segment assets	22.663.596	9.704.256	16.938.515	1.945.593	7.023.618	4.624.091	62.899.669
Unallocated							(1.456.217)
Total as at 30.9.2005							61.443.452

Segment liabilities & equity	37.454.116	1.405.394	9.926.000	1.666.310	7.498.507	4.949.342	62.899.669
Unallocated							(1.456.217)
Total as at 30.9.2005							61.443.452

From 1 January to 30.9.2004
Net interest income	695.569	143.196	124.720	16.083	167.248	(88.202)	1.058.614
Net fee & commission income	140.124	38.101	63.575	(46)	51.751	14	293.519
Other	48.324	(17.448)	46.339	67.297	33.394	94.269	272.175
Total operating income	884.017	163.849	234.634	83.334	252.393	6.081	1.624.308
Direct costs	(424.780)	(40.104)	(50.202)	(108.396)	(159.727)	(61.361)	(844.570)
Allocated costs & provisions	(220.435)	(52.942)	(13.435)	—	(34.545)	(12.193)	(333.550)
Profit Before Tax	238.802	70.803	170.997	(25.062)	58.121	(67.473)	446.188
Taxes	(84.472)	(24.921)	(35.186)	(2.313)	(13.981)	8.962	(151.911)
Minority interest	—	—	(12.965)	6.393	(1.394)	(1.527)	(9.493)
Profit attributable to NBG shareholders	154.330	45.882	122.846	(20.982)	42.746	(60.038)	284.784

Segment assets	14.976.687	8.847.213	20.966.902	1.641.567	6.565.628	3.419.242	56.417.239
Unallocated							(641.968)
Total as at 30.9.2004							55.775.271

Segment liabilities & equity	35.904.230	1.111.941	8.571.302	1.371.487	7.416.683	2.041.596	56.417.239
Unallocated							(641.968)
Total as at 30.9.2004							55.775.271

Breakdown by location

	Greece	SE Europe	European Union	Africa	North America	Group

From 1 January to 30.9.2005
Net interest income	1.032.045	110.784	20.631	2.510	67.402	1.233.372
Net fee & commission income	242.931	41.173	18.179	2.437	9.413	314.134
Other	248.256	16.238	78.430	667	8.974	352.565
Total income	1.523.233	168.194	117.240	5.614	85.789	1.900.071
Direct costs	(625.868)	(87.639)	(41.355)	(5.811)	(52.268)	(812.942)
Allocated costs & provisions	(334.393)	(13.832)	(8.030)	(3)	3.727	(352.531)
Profit Before Tax	562.972	66.723	67.855	(200)	37.247	734.598
Taxes	(169.785)	(392)	—	(171)	(7)	(170.355)
Minority interest	(29.230)	(3.096)	—	—	—	(32.326)
Profit attributable to NBG shareholders	363.957	63.235	67.855	(370)	37.240	531.917

Total assets as at 30.9.2005	51.149.741	2.789.190	4.575.295	81.097	2.848.129	61.443.452

From 1 January to 30.9.2004
Net interest income	896.893	70.729	17.995	2.652	70.345	1.058.614
Net fee & commission income	234.811	31.828	14.007	2.292	10.581	293.519
Other	212.678	18.894	30.922	565	9.116	272.175
Total income	1.344.382	121.451	62.925	5.508	90.042	1.624.308
Direct costs	(666.333)	(76.975)	(40.252)	(6.382)	(54.627)	(844.570)
Allocated costs & provisions	(304.901)	(16.803)	(10.527)	(173)	(1.146)	(333.550)
Profit Before Tax	373.147	27.672	12.145	(1.047)	34.269	446.188
Taxes	(152.362)	342	(145)	—	254	(151.911)
Minority interest	(8.095)	(1.398)	—	—	—	(9.493)
Profit attributable to NBG shareholders	212.690	26.616	12.000	(1.047)	34.523	284.784

Total assets as at 30.9.2004	48.257.842	1.793.224	2.673.278	73.972	2.976.955	55.775.271

NOTE 5: Net interest income

	30.9.2005	30.9.2004

Interest earned on:
Amounts due from banks	229.051	183.356
Securities	325.573	399.907
Loans and advances to customers	1.306.111	1.030.055
Other interest earning assets	6.414	36.893
Interest and similar income	1.867.149	1.650.211

Interest payable on:
Amounts due to banks	(204.092)	(200.367)
Amounts due to customers	(393.605)	(336.192)
Debt securities in issue	(1.532)	(442)
Other borrowed funds	(19.689)	(17.972)
Other interest paying liabilities	(14.859)	(36.624)
Interest expense and similar charges	(633.777)	(591.597)
Net interest income	1.233.372	1.058.614

NOTE 6: Net fee and commission income

	30.9.2005	30.9.2004

Custody, brokerage & investment banking	47.256	36.363
Retail loan fees	80.214	62.858
Corporate lending fees	59.533	54.808
Banking fees & similar charges	101.010	109.545
Fund management fees	26.121	29.945
Total	314.134	293.519

NOTE 7: Net premia from insurance contracts

	30.9.2005	30.9.2004

Written Premia net of reinsurance	390.329	399.872
Less: change in unearned premium reserve	(6.663)	7.672
Paid claims, net of reinsurance	(197.778)	(228.925)
Change in insurance provisions	(71.962)	(72.638)
Net commissions	(50.226)	(53.554)
Other (incl. valuation of unit-linked)	10.518	6.514
Net premia from insurance contracts	74.218	58.941

NOTE 8: Dividend income

	30.9.2005	30.9.2004

Trading securities	5.009	7.054
Available for sale securities	4.796	5.586
Total	9.805	12.640

NOTE 9: Net trading income

	30.9.2005	30.9.2004

Foreign exchange	33.443	28.802
Interest rate instruments	(52.891)	21.034
Equities	48.040	34.775
Total	28.592	84.611

NOTE 10: Other operating income

	30.9.2005	30.9.2004

Non-banking income:
Private equity: Group share in investee entities	24.299	12.003
Real estate gains & rentals	26.446	40.658
Hotel income	21.170	20.852
Warehouse fees	8.003	11.114
Total non-banking income	79.918	84.627
Other income	25.015	25.413
Total	104.933	110.040

NOTE 11: Personnel expenses

	30.9.2005	30.9.2004

Wages and Salaries	425.476	441.474
Social security costs & defined contribution plans	166.526	168.680
Pension costs: defined benefit plans (Note 12)	21.889	12.749
Other post retirement benefits (Note 12)	167	162
Other staff related benefits	26.426	37.320
Total	640.484	660.385

The average number of employees employed by the Group during the period to 30 September 2005 was 21.581 (2004: 21.415)

NOTE 12: Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,5% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,5% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Ethniki Hellenic General Insurance Company Benefit Plan

The Group’s insurance company contributes to a benefit plan (“T.A.P.A.E.E.”), which provides for a monthly pension. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s pension plan. Accrued benefits are also paid on an earlier date in the event of death or disability.

Other Defined Contribution Pension Plans

The Group makes contributions to other foreign defined contribution pension plans.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Ethniki Hellenic General Insurance Company Health Plan (“T.A.P.A.E.E.”) in addition to pension benefits, also offers health benefits to employees and to insured members of their families.

II. Defined Benefit Plans

The Bank and certain of its subsidiaries sponsor defined benefit plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer defined monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic costs for these defined benefit plans include the following components which are recognised in the income statement for the periods ended:

	30.9.2005	30.9.2004
Current service cost	10.466	10.069
Interest cost on obligation	14.486	13.879
Expected return on plan assets	(7.213)	(6.622)
Amortization of unrecognized actuarial losses	416	—
Amortization of unrecognized prior service cost	40	—
(Gains) / losses on curtailments / settlements	3.694	(4.577)
Pension costs - defined benefit plans	21.889	12.749

The weighted average assumptions used to determine the net periodic pension costs for the current period ended 30 September 2005 and for the year 2004 are:

	2005	2004
Discount rate	5,2%	5,2%
Expected return on plan assets	6,3%	6,3%
Rate of compensation increase	4,1%	4,1%
Pension increase	2,3%	2,3%

The aggregated funding status recognized in the consolidated balance sheet is reconciled below:

	30.9.2005	31.12.2004
Present value of funded obligations	351.730	328.049
Fair value of plan assets	(175.850)	(156.266)
	175.880	171.783
Present value of unfunded obligations	65.598	72.088
Unrecognized actuarial losses	(20.427)	(20.624)
Unrecognized prior service cost.	(760)	(800)
Total	220.291	222.447

Post-retirement Defined Benefit Plans other than pensions

Group companies also sponsor other post retirement benefit plans other than pensions, which provide for various health benefits including post-retirement health benefits. The funding policies vary slightly but typically include employee and employer contributions.

Net periodic post-retirement benefit costs included the following components for the periods ended:

	30.9.2005	30.9.2004
Current service cost	137	50
Interest cost on obligation	42	112
Amortization of unrecognized actuarial gains	(12)
Other post- retirement defined benefit plan costs	167	162

The aggregated funding status for other post-retirement defined benefit plans recognized in the consolidated balance sheet is reconciled below as follows:

	30.9.2005	31.12.2004
Present value of unfunded obligations	2.922	2.434
Unrecognized actuarial gains	476	450
Total	3.398	2.884

NOTE 13: General & administrative expenses

	30.9.2005	30.9.2004

Duties and taxes	25.829	26.643
Utilities and rentals	119.771	114.630
Other administrative expenses	101.266	114.352
Total	246.866	255.625

NOTE 14: Depreciation and amortisation charges

	30.9.2005	30.9.2004

Investment property (Note 26)	2.058	2.131
Goodwill & other intangible assets (Note 28)	19.781	24.385
Property & equipment (Note 29)	69.305	71.555
Total	91.144	98.071

NOTE 15: Other operating expenses

	30.9.2005	30.9.2004

Maintenance and other related expenses	6.459	4.393
Other provision charges	616	2.252
Other	21.999	27.491
Total	29.074	34.136

NOTE 16: Impairment losses on loans and advances

	30.9.2005	30.9.2004

Due from banks (Note 21)	(8)	(27)
Loans and advances to customers (Note 24)	157.913	129.930
Total	157.905	129.903

NOTE 17: Tax expense

	30.9.2005	30.9.2004

Current tax	164.774	151.388
Deferred tax (Note 30)	5.581	523
Total	170.355	151.911

Profit before tax	734.598	446.188
Tax calculated based on the current tax rate of 32% (2004: 35%)	235.071	156.166
Effect of tax rate reduction (5%) due to merger activity	(24.684)	—
Effect of different tax rates in other countries	(22.540)	603
Income not subject to taxation	(42.958)	(27.599)
Expenses not deductible for tax purposes	7.395	8.494
Utilization of previously unrecognised tax losses	(880)	(5)
Tax differences	11.627	5.377
Other non-income taxes	4.075	4.289
Other	3.249	4.586
Income tax expense	170.355	151.911
Effective tax rate for the period	23%	34%

The domestic corporate tax rate for 2005 is 32% and for 2006 will be 27%. However, the Bank’s statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company.

NOTE 18: Earnings per share

	30.9.2005	30.9.2004

Net profit attributable to equity holders of the parent	531.917	284.784
Less: dividends to preferred securities	(10.343)	(10.199)
Net profit attributable to NBG ordinary shareholders	521.574	274.585
Weighted average number of ordinary shares outstanding	322.152.192	320.754.806
Earnings per share	€1,62	€0,86

NOTE 19: Cash and balances with central banks

	30.9.2005	31.12.2004

Cash in hand	559.418	565.213
Balances with central banks	1.895.593	579.829
Total	2.455.011	1.145.042

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB (2% at 30 September 2005).

NOTE 20: Treasury bills and other eligible bills

	30.9.2005	31.12.2004

Treasury bills	100.795	137.963
Other eligible bills	43.957	12.437
Total	144.752	150.400

NOTE 21: Due from banks (net)

	30.9.2005	31.12.2004

Sight deposits with banks	215.253	210.596
Time deposits with banks	1.751.894	4.513.044
Securities purchased under agreements to resell	4.237.367	3.822.832
Other	142.865	41.379
	6.347.379	8.587.851
Less: Allowance for losses on amounts due from banks	(465)	(473)
Total	6.346.914	8.587.378

Movement in allowance for losses on amounts due from banks:
Balance at 1.1	473	511
Non-utilised provision of prior years	(8)	(27)
Balance at 30.9.2005 and 30.9.2004 respectively	465	484

Balance at 1.10.2004		484
Increase / (decrease) from subsidiaries acquired / disposed		(11)
Balance at 31.12.2004		473

NOTE 22: Financial assets at fair value through P&L

	30.9.2005	31.12.2004*

Government bonds and similar sovereign obligations	12.888.439	9.506.045
Other public sector bonds	34.591	48.971
Other debt securities	393.116	1.547.567
Equity securities	299.415	233.353
Mutual funds units	1.196	279.600
Total	13.616.757	11.615.536

(*) Prior to adopting IAS 39, financial assets were accounted for and reported under local GAAP provisions.

NOTE 23: Derivative financial instruments

	Contract/notional	30.9.2005 Fair values
	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives	23.752.101	155.118	419.786
Foreign exchange derivatives	4.338.748	77.491	5.525
Other types of derivatives	83.690	3.295	7.634
Interest rate derivatives - Exchange traded	14.902.364	14.658	6.248
Total	43.076.903	250.562	439.193

NOTE 24: Loans & advances to customers (net)

	30.9.2005	31.12.2004

Mortgages	10.973.493	9.194.203
Consumer loans	3.145.365	2.639.240
Credit cards	1.548.148	1.445.433
Small Business lending	1.831.517	1.694.700
Retail lending	17.498.523	14.973.576
Corporate lending	12.944.460	12.155.322
Total	30.442.983	27.128.898
Less: Allowance for impairment on loans & advances to customers	(1.169.902)	(1.076.140)
Total	29.273.081	26.052.758

Movement in allowance for impairment on loans and advances:

Balance at 1.1	1.076.140	976.614
IAS 39 adjustments	32.688	—
Balance at 1.1 as restated	1.108.828	976.614
Increase / (decrease) from subsidiaries acquired / disposed	(4)	—
Provision for loan impairment	157.913	129.930
Loans written off	(104.385)	(8.420)
Amounts recovered	(120)	2.085
Exchange differences	7.670	(203)
Balance at 30.9.2005 and 30.9.2004 respectively	1.169.902	1.100.006

Balance at 1.10.2004	1.100.006
Provision for loan impairment	42.558
Loans written off	(64.664)
Amounts recovered	(53)
Exchange differences	(1.707)
Balance at 31.12.2004	1.076.140

Loans and advances to customers include finance lease receivables:

	30.9.2005	31.12.2004
Not later than 1 year	131.590	117.779
Later than 1 year but not later than 5 years	280.287	233.307
Later than 5 years	194.996	155.635
	606.873	506.721

Unearned future finance income on finance leases	(101.677)	(59.745)
Net investment in finance leases	505.196	446.976

The net investment in finance leases may be analysed as follows:

Not later than 1 year	107.892	99.972
Later than 1 year but not later than 5 years	231.601	203.396
Later than 5 years	165.703	143.608
	505.196	446.976

NOTE 25: Investment securities

	30.9.2005	31.12.2004*

Available-for-sale investment securities:
Greek Government bonds	998.416	303.567
Debt securities issued by other governments and public entities	761.369	372.734
Corporate bonds incorporated in Greece	317.472	280.293
Corporate bonds incorporated outside Greece	516.116	240.738
Debt securities issued by Greek financial institutions	73.617	157.971
Debt securities issued by foreign financial institutions	388.468	7.249
Mortgage backed securities	607.334	746.592
Other debt instruments issues	8.088	706
Debt securities	3.670.880	2.109.850
Equity securities	219.366	155.915
Mutual funds units	427.387	123.248
Provision for impairment	(6.019)	(6.072)
Total available-for-sale investment securities	4.311.614	2.382.941

Held-to-maturity investment securities (at amortized cost):
Corporate bonds incorporated in Greece	20.867	—
Total held-to-maturity investment securities	20.867	—

Total investment securities	4.332.481	2.382.941

(*) Prior to adopting IAS 39, investments securities were accounted for and reported under local GAAP provisions.

	30.9.2005	30.9.2004

Net result from investment securities consists of:

Net gain/(loss) on disposal of available-for-sale investments	114.337	(2.180)
Impairment charges on available-for-sale investments	(547)	(26)
Total	113.790	(2.206)

NOTE 26: Investment property

	Land	Buildings	Total
Cost
At 1.1.2004	59.819	91.904	151.723
Exchange differences	37	42	79
Transfers	—	191	191
Additions	402	61	463
Disposals and write offs	(3.785)	(4.394)	(8.179)
At 30.9.2004	56.473	87.804	144.277
Accumulated depreciation & impairment
At 1.1.2004	—	(16.641)	(16.641)
Disposals and write offs	—	1.507	1.507
Depreciation charge for the period	—	(2.131)	(2.131)
At 30.9.2004	—	(17.265)	(17.265)
Net book amount at 30.9.2004	56.473	70.539	127.012

	Land	Buildings	Total
Cost
At 1.10.2004	56.473	87.804	144.277
Exchange differences	(34)	(81)	(115)
Transfers	—	34	34
Additions	—	1	1
Disposals and write offs	(67)	(102)	(169)
At 31.12.2004	56.372	87.656	144.028
Accumulated depreciation & impairment
At 1.10.2004	—	(17.265)	(17.265)
Exchange differences	—	4	4
Disposals and write offs	—	(123)	(123)
Depreciation charge for the period	—	(739)	(739)
At 31.12.2004	—	(18.123)	(18.123)
Net book amount at 31.12.2004	56.372	69.533	125.905

	Land	Buildings	Total
Cost
At 1.1.2005	56.372	87.656	144.028
Exchange differences	129	294	423
Acquisition of subsidiary	3.408	1.605	5.013
Transfers	212	2.672	2.884
Additions	—	229	229
Disposals and write offs	(386)	(427)	(813)
At 30.9.2005	59.735	92.029	151.764
Accumulated depreciation & impairment
At 1.1.2005	—	(18.123)	(18.123)
Exchange differences	—	(11)	(11)
Acquisition of subsidiary	—	(1.599)	(1.599)
Transfers	—	(67)	(67)
Disposals and write offs	—	80	80
Depreciation charge for the period	—	(2.058)	(2.058)
At 30.9.2005	—	(21.778)	(21.778)
Net book amount at 30.9.2005	59.735	70.251	129.986

NOTE 27: Investments in associates

	1.1 - 30.9.2005	1.10- 31.12.2004	1.1- 30.9.2004

At January 1st:	218.759	204.901	199.786
Additions	279	(5.159)	6.669
Disposals/transfers	(3.459)	4.572	(2.024)
Share of results	21.227	17.005	8.149
Dividends	(7.436)	(2.560)	(7.679)
Balance at period end	229.370	218.759	204.901

List of associates

	% of participation	Total assets	Total liabilities	Profit / (Loss) after tax	Investment		Share of profits / (losses)
	30.9.2005	31.12.2004		30.9.2005	30.9.2005	31.12.2004	30.9.2005	31.12.2004
AGET Heracles Cement Co. S.A	26,00%	918.216	260.958	55.000	179.090	170.701	14.300	25.734
Larco Metallurgical S.A	36,43%	182.630	143.636	14.507	9.637	4.352	5.285	—
Siemens Industrial S.A	30,00%	96.539	59.490	9.827	14.663	13.515	2.948	4.342
Phosphate Fertilizers Industry S.A	24,23%	299.336	238.124	(6.694)	12.012	13.634	(1.622)	(4.745)
Europa Insurance Co. SA	22,87%	15.038	8.505	918	2.241	1.935	210	(120)
Other associated companies					11.727	14.622	106	(57)
					229.370	218.759	21.227	25.154

All associates are incorporated in Greece.

NOTE 28: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost
At 1.1.2004	2.468	183.804	27.321	213.593
Effect of IAS 29	—	28	—	28
Acquisition of subsidiaries	13.335	20	—	13.355
Disposal of subsidiaries	—	(31)	—	(31)
Exchange differences	—	75	518	593
Transfers	—	4.292	(4.773)	(481)
Additions	—	7.113	2.661	9.774
Disposals	(219)	(477)	(2.374)	(3.070)
At 30.9.2004	15.584	194.824	23.353	233.761
Accumulated amortization and impairment
At 1.1.2004	—	(132.368)	(2.833)	(135.201)
Exchange differences	—	(180)	(175)	(355)
Transfers	—	41	1	42
Disposals	—	477	2.298	2.775
Amortization charge for the period	—	(21.335)	(3.050)	(24.385)
At 30.9.2004	—	(153.365)	(3.759)	(157.124)
Net book amount at 30.9.2004	15.584	41.459	19.594	76.637

	Goodwill	Software	Other	Total
Cost
At 1.10.2004	15.584	194.824	23.353	233.761
Acquisition of subsidiaries	986	—	—	986
Exchange differences	—	174	(1.773)	(1.599)
Transfers	—	90	211	301
Additions	—	5.245	504	5.749
Disposals	—	(193)	(488)	(681)
At 31.12.2004	16.570	200.140	21.807	238.517
Accumulated amortization and impairment
At 1.10.2004	—	(153.365)	(3.759)	(157.124)
Exchange differences	—	59	449	508
Transfers	—	125	(238)	(113)
Disposals	—	193	427	620
Amortization charge for the period	—	(7.019)	(1.714)	(8.733)
At 31.12.2004	—	(160.007)	(4.835)	(164.842)
Net book amount at 31.12.2004	16.570	40.133	16.972	73.675

	Goodwill	Software	Other	Total
Cost
At 1.1.2005	16.570	200.140	21.807	238.517
Acquisition of subsidiaries	991	—	—	991
Exchange differences	2	478	1.887	2.367
Transfers	—	(1.044)	(1.768)	(2.812)
Additions	—	6.905	3.386	10.291
Disposals	(124)	(562)	(3.308)	(3.994)
At 30.9.2005	17.439	205.917	22.004	245.360
Accumulated amortization and impairment
At 1.1.2005	—	(160.007)	(4.835)	(164.842)
Exchange differences	—	(161)	(501)	(662)
Transfers	—	1.978	211	2.189
Disposals	—	402	3.308	3.710
Amortization charge for the period	—	(17.083)	(2.696)	(19.779)
At 30.9.2005	—	(174.871)	(4.513)	(179.384)
Net book amount at 30.9.2005	17.439	31.046	17.491	65.976

NOTE 29: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1.1.2004	1.030.384	860.009	519.078	58.051	57.566	2.525.088
Effect of IAS 29	—	283	124	—	5	412
Exchange differences	166	694	746	12	27	1.645
Acquisition of a subsidiary	—	—	60.372	—	—	60.372
Transfers	24	(1.333)	6.733	1.804	(5.089)	2.139
Additions	17	16.857	32.343	6.686	64.477	120.380
Disposals and write offs	(1.780)	(4.075)	(4.657)	(2.232)	(8.846)	(21.590)
At 30.9.2004	1.028.811	872.435	614.739	64.321	108.140	2.688.446

Accumulated amortisation and impairment
At 1.1.2004	(16)	(265.381)	(365.902)	(43.318)	—	(674.617)
Effect of IAS 29	—	(70)	(73)	—	—	(143)
Exchange differences	—	(161)	(495)	(45)	—	(701)
Transfers	—	152	(2.866)	73	—	(2.641)
Disposals and write offs	—	868	2.492	1.397	—	4.757
Depreciation charge for the period	—	(20.000)	(47.942)	(3.613)	—	(71.555)
At 30.9.2004	(16)	(284.592)	(414.786)	(45.506)	—	(744.900)

Net book amount at 30.9.2004	1.028.795	587.843	199.953	18.815	108.140	1.943.546

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1.10.2004	1.028.811	872.435	614.739	64.321	108.140	2.688.446
Effect of IAS 29	—	12	6	—	—	18
Exchange differences	(264)	(3.167)	(1.543)	(392)	(193)	(5.559)
Acquisition of a subsidiary	—	—	9.183	—	—	9.183
Transfers	(132)	50.222	6.793	(1.577)	(50.455)	4.851
Additions	(14)	1.514	19.817	1.658	7.920	30.895
Disposals and write offs	(86)	(3.198)	(9.583)	(31)	1.532	(11.366)
At 31.12.2004	1.028.315	917.818	639.412	63.979	66.944	2.716.468

Accumulated amortization and impairment
At 1.10.2004	(16)	(284.592)	(414.786)	(45.506)	—	(744.900)
Effect of IAS 29	—	(2)	(3)	—	—	(5)
Exchange differences	—	597	1.222	417	—	2.236
Acquisition of a subsidiary	—	—	129	—	—	129
Transfers	—	78	63	72	—	213
Disposals and write offs	—	1.625	9.596	44	—	11.265
Depreciation charge for the period	—	(7.096)	(17.476)	(1.198)	—	(25.770)
At 31.12.2004	(16)	(289.390)	(421.255)	(46.171)	—	(756.832)

Net book amount at 31.12.2004	1.028.299	628.428	218.157	17.808	66.944	1.959.636

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1.1.2005	1.028.315	917.818	639.412	63.979	66.944	2.716.468
Exchange differences	547	6.235	4.309	1.284	102	12.477
Transfers	(5.218)	(7.838)	1.943	4.032	(1.448)	(8.529)
Additions	2.668	12.209	3.497	4.202	31.713	54.289
Disposals and write offs	(3.820)	(11.962)	(6.192)	(242)	(452)	(22.668)
At 30.9.2005	1.022.492	916.462	642.969	73.255	96.859	2.752.037

Accumulated amortization and impairment
At 1.1.2005	(16)	(289.390)	(421.255)	(46.171)	—	(756.832)
Exchange differences	—	(434)	(1.015)	(358)	—	(1.807)
Transfers	—	297	(1.912)	(1.984)	—	(3.599)
Disposals and write offs	—	3.645	5.933	206	—	9.784
Depreciation charge for the period	—	(20.399)	(44.816)	(4.089)	—	(69.304)
At 30.9.2005	(16)	(306.281)	(463.065)	(52.396)	—	(821.758)

Net book amount at 30.9.2005	1.022.476	610.181	179.904	20.859	96.859	1.930.279

NOTE 30: Deferred tax assets & liabilities

	30.9.2005	31.12.2004

Deferred tax assets:
Securities and derivatives	123.559	—
Tangible and intangible assets	12.612	19.389
Pension and other post retirement benefits	24.316	24.874
Insurance reserves	57.156	—
Other temporary differences	40.818	30.759
Deferred tax assets	258.461	75.022

	30.9.2005	31.12.2004
Deferred tax liabilities:
Securities and derivatives	83.209	252
Tangible and intangible assets	17.959	4.937
Other temporary differences	631	5.728
Deferred tax liabilities	101.799	10.917

	From 1 January to
	30.9.2005	30.9.2004
Deferred tax charge in the income statement:
Securities and derivatives	1.603	—
Tangible and intangible assets	(5.475)	(6.004)
Pension and other post retirement benefits	(2.520)	(1.394)
Other temporary differences	811	6.875
Deferred tax charge in the income statement	(5.581)	(523)
Deferred tax through equity	98.138	(3.948)
Net deferred tax movement	92.557	(4.471)

		1.10.2004 to
		31.12.2004
Deferred tax charge in the income statement:
Tangible and intangible assets		14.485
Pension and other post retirement benefits		(6.413)
Other temporary differences		(5.532)
Deferred tax charge in the income statement		2.540
Deferred tax through equity		192
Net deferred tax movement		2.732

NOTE 31: Insurance related assets & receivables

	30.9.2005	31.12.2004

Investments on behalf of policyholders who bear the investment risk (Unit linked)	291.823	251.506
Insurance business receivables	210.199	172.446
Amounts receivable from reinsurers	119.732	13.944
Reinsurance business receivables	1.335	1.318
Deferred acquisition costs (DAC)	52.739	53.690
Total	675.828	492.904

NOTE 32: Other assets

	30.9.2005	31.12.2004

Accrued interest and commissions	643.885	577.867
Tax prepayments and other recoverable taxes	148.518	200.215
Private equity: investees assets	102.106	98.099
Trade receivables	81.987	38.523
Assets acquired through foreclosure proceedings	95.651	89.921
Prepaid expenses	20.780	13.881
Other	641.067	588.915
Total other assets	1.733.994	1.607.421

NOTE 33: Due to banks

	30.9.2005	31.12.2004

Demand deposits due to credit institutions	148.272	161.104
Time deposits due to credit institutions	288.704	807.569
Interbank deposits	1.062.541	726.733
Amounts due to Central Bank	5.888	6.204
Securities sold under agreement to repurchase	5.613.592	4.520.195
Other	223.968	191.936
Total due to banks	7.342.965	6.413.741

NOTE 34: Due to customers

	30.9.2005	31.12.2004

Deposits:
Individuals	33.650.556	32.649.188
Corporates	5.343.745	3.895.902
Government and agencies	4.419.668	1.901.095
Total deposits	43.413.969	38.446.185
Securities sold to customers under agreement to repurchase	996.327	2.161.675
Other due to customers	396.821	257.316
Amounts due to customers	44.807.117	40.865.176

NOTE 35: Debt securities in issue

	% Interest rate	30.9.2005	31.12.2004

Mortgage bonds	7%	20.286	20.451
Bonds Issue	8%	—	5.940
Corporate bonds – fixed rate	3%	139.048	—
Corporate bonds- floating rate	4%	3.000	—
Other		11.959	37.057
Total		174.293	63.448

In July 2004, United Bulgarian Bank (UBB) issued a 5 years fixed rate bond of €20,5 million (in local currency BGN 40 million). The bond carries interest at 7%, is traded in the Bulgarian Stock Exchange and is collateralised with mortgage loans.

In July 2005, UBB issued a 3 years fixed rate bond of €40,9 million (in local currency BGN 80 million). The bond carries interest at 3,25% and is traded in the Bulgarian Stock Exchange.

In September 2005, UBB issued 3 years fixed rate notes of Principal Amount €100 million. The notes are traded in London Stock Exchange and their interest coupon is 2,75%.

In September 2005, INTERLEASE AUTO EAD, a wholly owned subsidiary of INTERLEASE, issued 3 ordinary, floating interest bearing, secured corporate bonds of €1 million each. The maturity dates are: 1/9/2006, 1/9/2007 and 1/9/2008. The bonds carry interest at 6 months EURIBOR + 1,85 and the first interest payment is due on 1/3/2006. These bonds were initially subscribed by Raiffeisen Bank and are secondary traded in the Bulgarian Stock Exchange.

NOTE 36: Other borrowed funds

	30.9.2005	31.12.2004

Floating rate notes	969.222	748.642

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million subordinated floating rate notes guaranteed fully by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR (2,175% at December 31, 2004) plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035 under the €1 billion Global Medium Term Note Programme. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on constant yield basis over the period from the placement to the first redemption option.

NOTE 37: Insurance related reserves & liabilities

	30.9.2005	31.12.2004

Insurance reserves
Life
Mathematical reserve	679.824	639.041
Outstanding claims reserve	30.792	29.694
Other	9.343	7.562
Property and Casualty
Unearned premia reserve	144.251	122.049
Outstanding claims reserve	365.802	236.887
Other	4.416	435

Insurance provisions for policies where the holders bear the investment risk (Unit linked)	291.823	251.507
Total Insurance reserves	1.526.251	1.287.175

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	135.739	—
Amounts payable to brokers, agents and sales partners	30.926	28.552
Amounts payable to reinsurers	49.094	10.703
Liabilities arising from reinsurance operations	451	267
Total insurance related reserves & liabilities	1.742.461	1.326.697

Liabilities relating to deposit administration funds (DAF) of €146,9 million as at 31.12.2004 are included in the Mathematical reserve.

As of 1 January 2005, with the adoption of IFRS 4 “Insurance Contracts”, the Group performs a Liability Adequacy Test at the end of each reporting period to assess the adequacy of its insurance liabilities. As at 1 January 2005, additional liabilities of €173 million for life business and €53 million for property and casualty business increased the carrying amounts of insurance reserves and were charged-off to equity.  The after tax effect on Group retained earnings was €169,5 million.  As at 30 September 2005, additional liabilities of €2,6 million further increased insurance reserves, with a net charge to the income statement of €2 million

The assumptions used and projection methods followed for the LAT are set out below:

Life business: Life business was disaggregated into three main groups: traditional policies (whole life, endowment, pure endowment, term, with profit individual pension plans), unit-linked policies and hospitalization riders. Lapses of 2% were assumed for hospitalization riders with unlimited cover and 5% for all traditional and unit-linked base policies and other hospitalization riders. Future premiums were assumed to inflate at future Greek national medical inflation, which was estimated at 4,5% per annum. Underlying claims inflation was also set at 4,5% per annum. Expense inflation was assumed at 3% per annum.

Property and Casualty business: As regards the motor branch, cumulative gross paid claim amount, settled claim amount and incurred claim amount developments and claim number developments were projected using historic development patterns for the 1993 to 2004 reporting years inclusive. Average claim development ratios were determined in most cases from the historic data for the last three years. An appropriate tail factor was added where applicable to allow for development after this period. The development ratios were adjusted in a small number of cases to remove the effect of claim developments, which appeared to be of an exceptional nature. The claim number projections were combined with average settlements to provide an estimate based on the number and expected average cost of claims. Projections were also undertaken of the reinsurance recoveries. The projections for other branches were based over the development patterns experienced during over the last five years for each reporting year. An allowance of 3% was made for claims handling expenses and the discount factor was set at 2.5%.

NOTE 38: Other liabilities

	30.9.2005	31.12.2004

Accrued interest and commissions	323.452	196.681
Creditors and suppliers	212.589	277.057
Amounts due to government agencies	282.460	240.268
Private equity: liabilities of investee entities	168.192	157.895
Other provisions	47.877	61.774
Taxes payable - other than income taxes	33.584	53.858
Accrued expenses and deferred income	73.449	52.961
Payroll related accruals	18.863	46.008
Dividends payable	13.961	13.503
Other	401.773	88.720
Other liabilities	1.576.200	1.188.725

Current tax liabilities	146.854	150.328
Total	1.723.054	1.339.053

The movement of other provisions may be summarised as follows:

	From 1 January to
	30.9.2005	30.9.2004
Balance at beginning of period	61.774	44.213
Acquisition of subsidiary	—	3.053
Exchange differences	276	30
Provisions charged to income statement during the period	1.175	2.530
(Unused provisions reversed)	(4.586)	—
(Provisions utilized during the period)	(10.762)	(2.633)
Balance at period end	47.877	47.193

1.10.2004 to
31.12.2004
Balance at beginning of period	47.193
Exchange differences	49
Provisions charged to income statement during the period	16.043
(Unused provisions reversed)	(347)
(Provisions utilized during the period)	(1.164)
Balance at period end	61.774

NOTE 39: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to be material. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

	30.9.2005	31.12.2004
Commitments to extend credits	10.250.591	9.309.410
Commercial letters of credit	269.300	336.032
Standby letters of credit and financial guarantees written	2.962.610	1.944.340
Total	13.482.501	11.589.782

d. Assets pledged

	30.9.2005	31.12.2004
Bonds	498.793	709.109

e. Operating lease commitments

	30.9.2005	31.12.2004
No later than 1 year	19.440	23.639
Later than 1 year and no later than 5 years	84.043	69.136
Later than 5 years	45.041	60.316
	148.524	153.091

NOTE 40: Share capital, share premium and treasury shares

The total number of authorised, issued and fully paid ordinary shares as at 30 September 2005 was 331.575.511 (31.12.2004: 331.575.511) with a nominal value of €4,50 per share.

The Bank has in place a programme to purchase up to 5.000.000 own shares, at a price of no less than €4,50 and no more than €37,00 per share between 6 September and 31 December 2005. This purchase will be carried out by virtue of BoD resolution of 1 September 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920. At 30 September 2005, the Bank held 1.792.310 shares with a total cost of €38,6 million. In addition, certain subsidiaries held 7.438.873 NBG shares as part of their investment activity. Therefore the total number of treasury shares at 30 September 2005 was 9.231.183 representing 2,78% of the issued share capital (31.12.2004: 9.401.899, representing 2,84% of the issued share capital).

Stock Option Program: On June 22, 2005 at a General Meeting of Shareholders a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2,5 million. The strike price shall be within the range of € 4,50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

NOTE 41: Reserves & Retained Earnings

	30.9.2005	31.12.2004

Statutory reserve	220.757	207.770
Revaluation reserve- available for sale securities	72.744	—
- fixed assets	33.019	33.037
Non-taxable reserves	828.608	829.080
General banking reserve	5.768	5.761
Other reserve	97.070	89.248
Total reserves	1.257.966	1.164.896
Retained earnings	(41.636)	(119.349)
Total reserves and retained earnings	1.216.330	1.045.547

Before paying dividends, the Bank, in accordance with its Articles of Association and Greek corporate law (codified law 2190/20) must allocate between 5% & 20% of its net profits to the statutory reserve until this reserve equals at least one-half of the Bank’s share capital.

Non-taxable reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution.

NOTE 42: Minority Interest

	30.9.2005	31.12.2004

Balance at 1 January	302.321	342.579
IAS 39 adjustments	(31.739)	—
Balance at 1 January as restated	270.582	342.579
Acquisitions /disposals	14.525	(11.607)
Share of net profit of subsidiaries	32.326	9.493
Dividends of prior year	(11.051)	(10.173)
Other	(132)	(8.494)
Balance at period end (30.9.2005 and 30.9.2004 respectively)	306.250	321.798

Balance at 1.10.2004		321.798
Acquisitions /disposals		(19.405)
Share of net profit of subsidiaries		3.278
Other		(3.350)
Balance at 31.12.2004		302.321

NOTE 43: Undated Tier I perpetual securities

	30.9.2005	31.12.2004
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities	729.477	482.149
Undated Tier I perpetual securities	1.079.477	832.149

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed irrevocably and unconditionally by the Bank. They are perpetual and may be redeemed after July 2013 by NBG Funding on any dividend date subject to the consent of the Bank. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year CMS mid swap rate plus 12.5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5%.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% for the first five years and then is determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

NOTE 44: Dividend per share

On May 17, 2005 at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved the distribution of a cash dividend in the amount of €0,60 per share (2004: €0,65).

NOTE 45: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	30.9.2005	31.12.2004	30.9.2004
Cash and balances with central banks	1.267.211	714.260	1.832.554
Treasury bills	19.970	—	17.812
Due from banks	2.990.088	4.215.173	4.559.716
Investment securities	19.985	741	3.668
Total cash and cash equivalents	4.297.254	4.930.174	6.413.750

NOTE 46: Related –party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 September 2005 and 31 December 2004 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with management

The Group entered into banking transactions with members of the Board of Directors (“BoD”) and General Managers of the Bank in the normal course of business. The list of the members of the Board of Directors is shown under Note 1 General Information.

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transaction between the Group and associated companies are disclosed below.

Transactions with associated companies

	30.9.2005	31.12.2004
Assets
Loans and advances to customers	46.770	36.939

Liabilities
Due to customers	38.277	160.625

Letters of guarantee	52.011	29.328

Income Statement
Interest and commission income	1.625	2.669
Interest and commission expense	3.599	3.497

NOTE 47: Acquisitions and Disposals

1.               National Investment Company, a 47,25% subsidiary of the Bank, increased its share capital on April 25 2005 by issuing 39.614.400 new shares. The Bank participated in the share capital increase of National Investment Company and as a result increased its participation interest by 9,27%.  The Bank also acquired 0,83% of the shares of National Investment Company during the nine-month period ended September 30, 2005, thus increasing in total its participation interest to 56,52%.

2.               During the nine months period ended September 30, 2005, the Bank increased its participation interest in the share capital of a) Banca Romaneasca S.A , b) Ethniki Hellenic General Insurance, c) Astir Palace Vouliagmenis S.A and d) Ethnoplan S.A, by acquiring an additional 6,28%, 0,22%, 0,39%, and 3,00% respectively of the share capital of the aforementioned companies. The total participation interest of the Group in these companies is disclosed in note 48.

3.               On 3 August 2005, the Bank covered in full the share capital increase of its subsidiary Astir Alexandroupolis S.A for the amount of €1.038 thousand maintaining its 100% stake. Total consideration was satisfied by cash.

4.               Ethniki Ktimatikis Ekmetalefsis A.E, a 100% owned subsidiary of the Bank, is included in the consolidated financial statements of the Group as from 31 March 2005.  Prior that date, the company was under liquidation and its name was Elliniki Viomichania Metallikon Epiplon EVME.

5.               In September 2005, the Bank established NBG International Holdings BV in Netherlands as 100% subsidiary, which is included for the first time in the consolidated financial statements of the Group as at 30 September 2005.

6.               On 28 July 2005 the Bank sold all of its holding in LYKOS PAPERLESS SOLUTIONS SA for the amount of €982 thousand. Also, on 24 August 2005 the Bank sold 271.123 shares of EVIOP TEMPO SA for the amount of €854 thousand. Following the disposal the Bank’s shareholding decreased from 28,28% to 21,21%.

NOTE 48: Group consolidated companies

	Country of	% Participation
Name	incorporation	30.9.2005	31.12.2004
National Investment Company	Greece	56,52%	46,42%
National Securities S.A	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
National Development of Northern Greece S.A (under liquidation)	Greece	65,00%	65,00%
NBG Balkan Fund Ltd.	Cyprus	100,00%	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	100,00%	100,00%
NBG Canada	Canada	100,00%	100,00%
S.A.B.A.	S. Africa	99,47%	99,47%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus Ltd)	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D.	FYROM	71,20%	71,20%
United Bulgarian Bank (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBGI Inc. (NY)	U.S.A.	100,00%	100,00%
NBG Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease A.D. (Sofia)	Bulgaria	87,50%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	100,00%	100,00%
NBGI Jersey Limited	United Kingdom	100,00%	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Lux Finance Holding S.A.	Luxembourg	100,00%	100,00%
National Real Estate	Greece	79,60%	79,60%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A	Romania	97,14%	90,87%
Ethniki Hellenic General Insurance	Greece	76,24%	76,00%
ASTIR Palace Vouliagmenis S.A	Greece	77,14%	76,75%
ASTIR Alexandroupolis S.A	Greece	100,00%	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	79,52%	79,52%

	Country of	% Participation
Name	incorporation	30.9.2005	31.12.2004
EKTENEPOL Construction Company	Greece	79,60%	79,60%
Mortgage, Touristic PROTYPOS S.A	Greece	79,60%	79,60%
Hellenic Touristic Constructions	Greece	61,90%	61,90%
Ethnoplan S.A	Greece	100,00%	97,00%
Ethniki Ktimatikis Ekmetalefsis A.E	Greece	100,00%	—
NBG I Private Equity Funds	United Kingdom	100,00%	100,00%
NBG International Holdings BV	Netherlands	100,00%	—
Ethniki Insurance (Cyprus) Ltd	Cyprus	78,83%	78,64%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	78,84%	78,64%
Insurance-Reinsurance Hellenic- Romanian Company Garanta SA	Romania	71,11%	63,48%
Audatex Hellas SA	Greece	53,37%	53,21%

NOTE 49: Post balance sheet events

1. Mergers through absorption

1.1 National Bank of Greece and National Investment Company

Following the announcement of the Boards of Directors of National Bank of Greece (the “Bank”) and National Investment Company in June 2005, regarding the proposed merger through absorption of the latter by the former, the Bank’s second repeat General Meeting of its Shareholders held on 3 November 2005, passed the following resolutions:

a.               The merger through absorption of National Investment Company S.A. by the Bank, and specifically approved the relevant Draft Merger Agreement (dated 2/6/2005), the individual and, in view of the absorption, combined pro-forma transformation balance sheet and income statement of the Bank as at 31/5/2005, Emporiki Bank’s valuation report as to the fairness and reasonableness of the share exchange ratio, PricewaterhouseCoopers chartered auditors’ reports certifying the book value of the Bank’s fixed assets as at the transformation date (31/5/2005) and the fairness and reasonableness of the share exchange ratio (i.e. 12 shares of the absorbed company to 1 share of the absorbing), and the Bank’s BoD report on the Draft Merger Agreement.

b.              Cancellation, pursuant to Companies’ Act 2190/1920, of National Investment Company’s shares owned by the absorbing Bank.

c.               Increase in the share capital of the Bank by €123,6 million approximately in total through the issue of 5.023.534 new shares of nominal value of €4,80 to be distributed to the remaining shareholders, other than the absorbing Bank, of the absorbed National Investment Company S.A., and through an increase in the nominal value of the existing shares by equivalent capitalization of the share premium account from €4,50 to €4,80.

Pursuant to the above and following completion of the merger, the Bank’s share capital shall amount to €1.615.675.416 divided into 336.599.045 common registered shares of a nominal value of €4,80 each.

1.2 National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29.7.2005) regarding the merger of the two companies through absorption of the latter by the Bank, decided to propose to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate.  The merger shall be effected subject to due observance of legal procedures and to all corporate resolutions. Approval by regulatory authorities obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005).

PricewaterhouseCoopers and KPMG were appointed as auditors in order to certify the book value of National Bank of Greece’s and National Real Estate’s assets, respectively, as at the transformation balance sheets date (31.7.2005). They will also review the draft merger agreement and provide an opinion as to the fairness and reasonableness of the share exchange ratio.

On completion of the merger, subject to the above conditions, and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares will increase by 2.670.367 shares which, added to existing shares pursuant to completion of its merger with National Investment Company (i.e. 336.599.045), will raise the total number of the Bank’s shares to 339.269.412.

2. Acquisitions & Disposals

2.1              In October 2005, the Bank’s subsidiary Ethniki Hellenic General Insurance, signed an agreement for the acquisition of the 100% of Alpha Insurance Romania and the 95% of the Alpha Insurance Brokerage, from the Alpha Bank Group.

2.2              In November 2005, the Bank signed an agreement for the acquisition of a majority stake (70%) of the share capital of the Romanian leasing company EURIAL Leasing.

2.3              In October 2005 the Bank announced the signing of the agreement for the sale of its subsidiary Atlantic Bank of New York to New York Community Bancorp, Inc. the holding company for New York Community Bank. The purchase price amounts to 400 million dollars payable in cash.

2.4              In November 2005, the Bank announced the signing of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank.

3. Sale of own shares

In October 2005, National Bank of Greece (“NBG”) and Ethniki Kefaleou announced the successful sale of 9.169.970 shares of NBG via an accelerated book build to international and domestic institutional investors via a private placement. The final offering price was fixed at €32,90 per share.

4. Participation in share capital increase

The Extraordinary Shareholders’ General Meeting of Ethniki Hellenic General Insurance held on November 2, 2005, approved the share capital increase of the company in the form of a rights share issue by the amount of €129,1 million (including share premium) through the issue of 43.035.600 new shares of a par value of €2,50 each and issue price of €3,00. Existing shareholders may exercise the preemption right in terms of 5 new shares for every 10 old shares held between 21 November 2005 till 5 December 2005.

NOTE 50: Effects from transition to IFRS

Reconciliation of Equity: Greek GAAP to IFRS

€ 000’s		31.12.2004	31.12.2003

Total shareholders’ equity, as previously reported under Greek GAAP		2.522.088	2.431.217
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	I	(180.810)	(163.843)
Loans fees deferral (effective interest rate)	II	(39.413)	(23.748)
Re-measurement of fixed assets and intangibles	III	(29.885)	(3.089)
Securities revaluation	XIII	(31.160)	(83.234)
Recognition of tax related provisions	XII	(15.832)	(32.056)
Leasing - Government grants: re-measurement of B/S item	VI	(9.363)	(9.564)
Recognition of impairment losses on loans and advances	VII	(13.094)	(7.155)
Profit distribution recognised on cash basis	IX	219.240	198.784
Other		23.942	7.862
Total adjustments		(76.375)	(116.043)
Recognition of minority interest on subsidiaries not consolidated under Greek GAAP	XI	216.510	182.791
Hybrid securities	VIII	832.149	350.000
Total shareholders’ equity, per IFRS		3.494.372	2.847.965

Consolidated Balance Sheet as at 1.1.2005 (Adoption of IAS 32, 39 & IFRS 4)

€ 000’s		31.12.2004	IAS 32, 39, IFRS 4 Adjustments/ Reclassifications	1.1.2005
ASSETS
Cash and balances with Banks & Due from banks		9.732.420	—	9.732.420
Investments	XIII	14.148.877	349.208	14.498.085
Loans & advances to customers		26.052.758	(32.688)	26.020.070
Fixed assets		2.159.216	—	2.159.216
Derivative financial instruments	XIII	—	191.378	191.378
Other assets	XIV	2.394.106	233.737	2.627.843
Total assets		54.487.377	741.635	55.229.012

LIABILITIES
Due to banks		6.413.741	—	6.413.741
Derivative financial instruments	XIII	—	287.402	287.402
Due to customers		40.865.176	—	40.865.176
Taxes	V, XIV	161.244	72.286	233.530
Retirement benefit obligations		225.331	—	225.331
Insurance	XIV	1.326.697	226.000	1.552.697
Other liabilities	XIV	2.000.816	298.447	2.299.263
Total liabilities		50.993.005	884.135	51.877.140

SHAREHOLDERS’ EQUITY
Share capital & share premium		1.524.483	—	1.524.483
Less: treasury shares		(210.128)	—	(210.128)
AFS reserve	XIII	—	124.692	124.692
Other reserves & retained earnings	XIII,XIV	1.045.547	(235.453)	810.094
Equity attributable to NBG shareholders		2.359.902	(110.761)	2.249.141

Minority Interest & Undated Tier I securities	XIII, XIV	1.134.470	(31.739)	1.102.731
Total shareholders’ equity		3.494.372	(142.500)	3.351.872
Total equity and liabilities		54.487.377	741.635	55.229.012

Consolidated Income Statement under Greek GAAP and IFRS for the period ended 30.9.2004

€ 000’s		IFRS	GrGAAP	Variation

Interest and similar income		1.650.211	1.932.589	(282.378)
Interest expense and similar charges		(591.597)	(884.108)	292.511
Net Interest income	II, VIII	1.058.614	1.048.481	10.133

Fee and commission income		313.639	345.148	(31.509)
Fee and commission expense		(20.120)	(56.199)	36.079
Net Fee and commission income	II	293.519	288.949	4.570

Earned premia net of reinsurance		414.059	—	414.059
Net claims incurred		(355.118)	—	(355.118)
Net premia from insurance contracts	XI	58.941	—	58.941

Dividend income	XI	12.640	12.705	(65)
Net trading income	IV, XI	84.611	83.937	674
Net result from investment securities		(2.206)	—	(2.206)
Other operating income	XI	110.040	62.372	47.668
Total operating income		1.616.159	1.496.444	119.715

Personnel expenses	I	(660.385)	(572.102)	(88.283)
General & Administrative expenses	XI	(255.625)	(219.194)	(36.431)
Depreciation and amortization charges	III, X	(98.071)	(95.535)	(2.536)
Other operating expenses	III	(34.136)	(18.202)	(15.934)
Total operating expenses		(1.048.217)	(905.033)	(143.184)

Impairment losses on loans and advances	VI, VII	(129.903)	(129.417)	(486)
Share of profit of associates		8.149	23.811	(15.662)
Profit before tax		446.188	485.805	(39.617)

Tax expense	V	(151.911)	(135.359)	(16.552)
Net Profit		294.277	350.446	(56.169)

Net Profit attributable to:
Minority interests	XI	9.493	11.759	(2.266)
NBG ordinary shareholders		284.784	338.687	(53.903)

Consolidated Balance Sheet under Greek GAAP and IFRS as at 30.9.2004

€ 000’s		IFRS	GrGAAP	Variation

ASSETS
Cash and balances with central banks		2.650.519	2.619.010	31.509
Treasury bills and other eligible bills		138.233	120.425	17.808
Due from banks (net)		8.292.679	8.263.861	28.818
Financial assets at fair value through P&L		13.014.549	15.192.677	(2.178.128)
Loans and advances to customers (net)	VII	24.799.193	25.103.499	(304.306)
Investment securities - available for sale		2.338.991	751.592	1.587.399
Investment property	X	127.011	—	127.011
Investments in associates	XI	204.901	202.512	2.389
Goodwill & other intangible assets	III, XI	76.637	98.675	(22.038)
Property & equipment	III, XI	1.943.546	1.166.644	776.902
Deferred tax assets	XII	74.005	—	74.005
Insurance related assets and receivables	XI	531.639	—	531.639
Other assets	XI	1.583.367	715.369	867.998
Total assets		55.775.270	54.234.264	1.541.006

LIABILITIES
Due to banks		6.004.166	6.024.852	(20.686)
Due to customers		43.052.898	43.127.585	(74.687)
Debt securities in issue		64.955	55.836	9.119
Other borrowed funds	VIII	748.505	1.100.000	(351.495)
Insurance related reserves and liabilities	XI	1.341.134	—	1.341.134
Current tax liabilities	V	129.134	—	129.134
Deferred tax liabilities	XII	12.632	—	12.632
Retirement benefit obligations	I	214.632	—	214.632
Other liabilities		1.216.636	1.079.907	136.729
Total liabilities		52.784.692	51.388.180	1.396.512

SHAREHOLDERS’ EQUITY
Share capital		1.492.090	1.492.090	—
Share premium account		32.393	32.393	—
Less: treasury shares	IV	(273.269)	(192.137)	(81.132)
Reserves and retained earnings	VI,IX	1.067.566	1.385.242	(317.676)
Equity attributable to NBG shareholders		2.318.780	2.717.588	(398.808)

Minority Interest	XI	321.798	128.496	193.302
Innovative undated Tier I	VIII	350.000	—	350.000
Total shareholders’ equity		2.990.578	2.846.084	144.494

Total equity and liabilities		55.775.270	54.234.264	1.541.006

Consolidated Income Statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s		IFRS	GrGAAP	Variation

Interest and similar income		2.222.769	2.627.797	(405.028)
Interest expense and similar charges		(797.476)	(1.209.034)	411.558
Net Interest income	II,VIII	1.425.293	1.418.763	6.530

Fee and commission income		431.693	474.745	(43.052)
Fee and commission expense		(27.003)	(76.931)	49.928
Net Fee and commission income	II	404.690	397.814	6.876

Earned premia net of reinsurance		560.939	—	560.939
Net claims incurred		(471.847)	—	(471.847)
Net premia from insurance contracts	XI	89.092	—	89.092

Dividend income	XI	18.381	17.036	1.345
Net trading income	IV,XI	108.785	120.642	(11.857)
Net result from investment securities		1.087	—	1.087
Other operating income	XI	146.543	88.775	57.768
Total operating income		2.193.871	2.043.030	150.841

Personnel expenses	I	(1.021.499)	(866.294)	(155.205)
General & Administrative expenses	XI	(347.798)	(298.018)	(49.780)
Depreciation and amortization charges	III,X	(133.252)	(128.667)	(4.585)
Other operating expenses	III	(63.159)	(27.401)	(35.758)
Total operating expenses		(1.565.708)	(1.320.380)	(245.328)

Impairment losses on loans and advances	VI, VII	(172.450)	(177.869)	5.419
Share of profit of associates		25.154	32.197	(7.043)
Profit before tax		480.867	576.978	(96.111)

Tax expense	V	(184.319)	(167.779)	(16.540)
Net Profit		296.548	409.199	(112.651)

Net Profit attributable to:
Minority interests	XI	12.771	22.832	(10.061)
NBG ordinary shareholders		283.777	386.367	(102.590)

Consolidated Balance Sheet under Greek GAAP and IFRS as at 31.12.2004

€ 000’s		IFRS	GrGAAP	Variation

ASSETS
Cash and balances with central banks		1.145.042	1.123.434	21.608
Treasury bills and other eligible bills		150.400	150.415	(15)
Due from banks (net)		8.587.378	8.797.016	(209.638)
Financial assets at fair value through P&L		11.615.536	13.307.228	(1.691.692)
Loans and advances to customers (net)	VII	26.052.758	26.312.445	(259.687)
Investment securities - available for sale		2.382.941	—	2.382.941
Investment property	X	125.905	—	125.905
Investments in associates	XI	218.759	945.322	(726.563)
Goodwill & other intangible assets	III, XI	73.675	113.837	(40.162)
Property & equipment	III, XI	1.959.636	1.165.060	794.576
Deferred tax assets	XII	75.022	—	75.022
Insurance related assets and receivables	XI	492.904	—	492.904
Other assets	XI	1.607.421	962.437	644.984
Total assets		54.487.377	52.877.194	1.610.183

LIABILITIES
Due to banks		6.413.741	6.415.083	(1.342)
Due to customers		40.865.176	40.808.585	56.591
Debt securities in issue		63.448	55.493	7.955
Other borrowed funds	VIII	748.642	1.582.149	(833.507)
Insurance related reserves and liabilities	XI	1.326.697	—	1.326.697
Current tax liabilities	V	150.328	—	150.328
Deferred tax liabilities	XII	10.917	—	10.917
Retirement benefit obligations	I	225.331	—	225.331
Other liabilities		1.188.725	1.493.796	(305.071)
Total liabilities		50.993.005	50.355.106	637.899

SHAREHOLDERS’ EQUITY
Share capital		1.492.090	1.492.090	—
Share premium account		32.393	32.393	—
Less: treasury shares	IV	(210.128)	(205.482)	(4.646)
Reserves and retained earnings	VI, IX	1.045.547	1.078.818	(33.271)
Equity attributable to NBG shareholders		2.359.902	2.397.819	(37.917)

Minority Interest	XI	302.321	124.269	178.052
Undated Tier I perpetual securities	VIII	832.149	—	832.149
Total shareholders’ equity		3.494.372	2.522.088	972.284

Total equity and liabilities		54.487.377	52.877.194	1.610.183

I.                           Defined benefits plans (IAS 19)

All unfunded liabilities arising from defined benefit pension plans were recognised as a liability. Under previous GAAP provisions were based on labour law for staff retirement only.

II.                       Loan related fees and costs (IAS 18 & IAS 39)

All interest, interest-related fees and costs recognised at a constant rate to the expected maturity date. Under previous GAAP all fees were accounted for as commission income when incurred.

III.                   Tangible and intangible assets (IAS 16, IAS 38 & IFRS 1)

For tangible and intangible assets, the Group applies the historic cost method of accounting. Under previous GAAP, following Greek tax rules, property was revalued every 4 years based on indexed amounts. Such revaluation, for Greek GAAP purposes, took place on 31.12.2004.

Property and equipment are depreciated on straight-line basis over their estimated useful lives. Under previous GAAP, depreciation was based on tax rates, which in general did not reflect the useful lives of tangible assets.

Intangible assets are recognised only when it is probable that future economic benefits will flow to the Group. Under previous GAAP various costs and expenses were capitalised.

IV.                  Treasury shares (IAS 39)

Own stock held by the group companies, which were not consolidated under previous GAAP (see below for consolidation scope extension), is now classified as treasury shares and carried at cost.

V.                      Tax provisions (IAS 37)

Tax provisions were raised for tax open years where the outflow was probable and an estimate could be made. Under previous GAAP no such provisions were raised for these outflows.

VI.                  Leasing and government grants (IAS 17 & IAS 20)

When assets are leased under a finance lease, the present value of the minimum lease payments is recognized as a receivable. Under previous GAAP all leases were recorded as operating leases.  Government grants are presented as deferred income, which is recognised over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to shareholders equity. Under previous GAAP government grants were capitalised and shown as reserves.

VII.              Loans and receivables impairment (IAS 36)

Sundry receivables with indications of impairment were written off.

VIII.          Hybrid securities (IAS 32)

The innovative undated Tier I securities issued by a wholly owned subsidiary of the Bank, are perpetual and may be redeemed after July 2013 on any dividend date subject to the consent of the Bank. These securities were classified as minority interest within equity. Under previous GAAP these securities were classified as financial liabilities.

Non-innovative undated Tier I perpetual securities issued by wholly owned subsidiary guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. These securities were classified as minority interest within equity. Under previous GAAP these securities were classified as financial liabilities.

IX.                  Dividends (IAS 10)

Dividends are accounted for when declared. Under previous GAAP dividends were accounted for when proposed.

X.                      Investment property (IAS 40)

Investment property owned by the Group (or held through a leasing agreement, either finance or operating) is accounted for at cost and it is depreciated on straight-line basis over its estimated useful life. Under previous GAAP, property that was held for investment purposes, was presented under own-used fixed assets.

XI.                  Consolidation scope (IAS 27)

A subsidiary undertaking, which is a company in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, is fully consolidated. Under previous GAAP those subsidiaries, which did not belong to the finance sector were accounted for as associates undertakings.

XII.              Deferred taxes (IAS 12)

Under IAS 12, deferred income tax is fully provided by the Group, using the liability method, on all temporary differences arising between the carrying amounts of its assets and liabilities and their amounts as measured for tax purposes. Under previous GAAP, there were no provisions for deferred taxes.

Adoption of IAS 32, 39 & IFRS 4

XIII.          Financial instruments

Securities (excluding derivatives)

Under IAS 39, securities are initially recognized at cost, including transaction costs. Subsequent to their initial recognition, trading and available for sale securities are measured at fair value, with fair value gains and losses recorded in income statement and equity respectively, whereas securities held to maturity are carried at amortized cost. Under previous GAAP, all securities were initially accounted for at cost and re-measured on an aggregate basis at the lower of their cost or market value. In addition, the Group, under IAS 39, recognizes all securities on trade date, whereas under previous GAAP securities were recognized when settled.

Derivatives

In accordance with IAS 39, all derivatives are carried at fair value. Under previous GAAP, listed derivatives were accounted for at fair value whereas all over-the-counter derivatives were carried at cost.

XIV.         Insurance contracts

As of 1 January 2005, the Group allocated its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounted for its insurance contracts in accordance with Greek accounting principles.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assessed its recognized insurance liabilities adequacy by applying a liability adequacy test (“LAT”). As at January 1 2005, additional liabilities resulting from the LAT performed increased the carrying amount of insurance liabilities as determined in accordance with Greek GAAP and were charged off to equity.

NATIONAL BANK OF GREECE S.A.

Interim Financial Statements

30 September 2005

In accordance with

International Financial Reporting Standards

November 2005

Table of Contents

Income Statement
Balance Sheet
Statement of Changes in Equity
Cash Flow Statement
Notes to the Interim Financial Statements
1: General Information
2: Summary of significant accounting policies
2.1 Basis of presentation
2.2 Adoption of International Financial Reporting Standards (IFRS)
2.3 Foreign currency translation
2.4 Regular way purchases and sales
2.5 Derivative financial instruments and hedging (Applicable for the Bank from January 1, 2005)
2.5.1 Fair value hedges
2.5.2 Cash flow hedges
2.6 Offsetting
2.7 Interest income and expense
2.8 Fee and commission income
2.9 Trading securities (Applicable for the Bank from January 1, 2005)
2.10 Sale and repurchase agreements
2.11 Securities borrowing and lending (Applicable for the Bank from January 1, 2005)
2.12 Investment Securities (Applicable for the Bank from January 1, 2005)
2.13 Loans and receivables (Applicable for the Bank from January 1, 2005)
2.14 Impairment losses on loans and advances (Applicable for the Bank from January 1, 2005)
2.15 Property and equipment
2.16 Investment property
2.17 Intangible assets
2.18 Leases
2.19 Cash and cash equivalents
2.20 Provisions
2.21 Employee benefits
2.21.1 Pension plans
2.21.2 Other post-retirement benefit plans
2.22 Income taxes
2.23 Borrowings
2.24 Share capital and treasury shares
2.25 Related parties transactions
2.26 Fiduciary and trust activities
2.27 Earnings per share
3: Financial risk management
3.1 Interest Rate Risk
Principal activities
3.2 Liquidity risk
3.3 Foreign exchange risk
4: Segment reporting
5: Net Interest Income
6: Net Fee and Commission Income
7: Dividend Income
8: Net Trading Income / Loss
9: Other Operating Income
10: Personnel Expenses
11: Retirement benefit obligations
12: General & administrative expenses
13: Depreciation and amortisation charges
14: Other operating expenses
15: Tax expense
16: Cash and balances with Central Bank
17: Due from banks (net)
18: Financial assets at fair value through P&L
19: Derivative financial instruments (assets / liabilities)
20: Loans & advances to customers (net)
21: Investment securities & investments in subsidiaries and associates
22: Intangible assets
23: Property & equipment
24: Deferred tax assets & liabilities
25: Other assets
26: Due to banks
27: Due to customers
28: Other borrowed funds
29: Other liabilities
30: Share capital, share premium and treasury shares
31: Reserves & Retained Earnings
32: Dividends per share
33: Cash and cash equivalents
34: Earnings per share
35: Related –party transactions
36: Post balance sheet events
37: Effects from transition to IFRS

2

Income Statement

		From 1 January to
€ 000’s	Note	30.9.2005	30.9.2004

Interest and similar income		1.566.355	1.386.964
Interest expense and similar charges		(592.760)	(524.468)
Net interest income	5	973.595	862.496

Fee and commission income		221.928	213.331
Fee and commission expense		(50.422)	(42.763)
Net fee and commission income	6	171.506	170.568

Dividend income	7	31.301	59.343
Net trading income/loss	8	(39.986)	56.657
Net result from investment securities		93.260	(192)
Other operating income	9	15.316	23.628
Total operating income		1.244.992	1.172.500

Personnel expenses	10	(454.499)	(496.600)
General & administrative expenses	12	(149.453)	(153.254)
Depreciation and amortization charges	13	(53.616)	(58.614)
Other operating expenses	14	(7.672)	(9.566)
Total operating expenses		(665.240)	(717.034)

Impairment losses on loans and advances		(138.967)	(100.720)
Profit before tax		440.785	353.746

Tax expense	15	(111.130)	(104.746)
Net Profit		329.655	249.000

Earnings per share
Basic & Diluted	34	€1.00	€0.75

Athens, 24 November 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 35 are an integral part of these interim financial statements

3

Balance Sheet

	€ 000’s	Note	30.9.2005	31.12.2004

	ASSETS
	Cash and balances with central banks	16	1.888.323	817.612
	Treasury bills and other eligible bills	—	63.806	118.674
	Due from banks (net)	17	6.351.961	8.322.507
	Financial assets at fair value through P&L	18	13.180.235	11.293.119
	Derivative financial instruments	19	244.349	—
	Loans and advances to customers (net)	20	25.547.211	23.096.956
Investment securities	- available for sale	21	2.467.577	339.648
	- held to maturity	21	30.403	—
	Investment property	—	499	414
	Investments in subsidiaries	—	1.645.686	1.528.646
	Investments in associates	—	278.025	280.593
	Intangible assets	22	28.249	28.717
	Property & equipment	23	1.035.706	1.060.862
	Deferred tax assets	24	156.452	41.156
	Other assets	25	1.351.177	1.218.530
	Total assets		54.269.659	48.147.434

	LIABILITIES
	Due to banks	26	6.657.595	5.748.858
	Derivative financial instruments	19	438.177	—
	Due to customers	27	40.969.353	37.174.565
	Other borrowed funds	28	2.049.660	1.582.149
	Other liabilities	29	1.209.003	862.978
	Current tax liabilities	29	109.631	108.872
	Deferred tax liabilities	24	90.320	4.348
	Retirement benefit obligations	11	40.732	40.967
	Total liabilities		51.564.471	45.522.737

	SHAREHOLDERS’ EQUITY
	Share capital	30	1.492.090	1.492.090
	Share premium account		32.393	32.393
	Less: treasury shares		(38.612)	(29.518)
	Reserves and retained earnings	31	1.219.317	1.129.732
	Equity attributable to NBG shareholders		2.705.188	2.624.697

	Total liabilities and equity		54.269.659	48.147.434

Athens, 24 November 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 35 are an integral part of these interim financial statements

4

Statement of Changes in Equity

€ ‘000	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
Movement in equity from 01.01 to 30.09.2004
Balance at 1 January 2004	1.147.761	32.393	(283)	1.403.520	2.583.391
Issue of share capital	344.329	—	—	(344.329)	—
Currency translation differences	—	—	—	(43)	(43)
Profit/(loss) for the period	—	—	—	249.000	249.000
Purchases of treasury shares	—	—	(15.382)	—	(15.382)
Dividends	—	—	—	(165.783)	(165.783)
Balance at 30 September 2004	1.492.090	32.393	(15.665)	1.142.365	2.651.183
Movement in equity from 01.10 to 31.12.2004
Currency translation differences	—	—	—	43	43
Profit/(loss) for the period	—	—	—	(12.676)	(12.676)
Purchases of treasury shares	—	—	(13.853)	—	(13.853)
Balance at 31 December 2004	1.492.090	32.393	(29.518)	1.129.732	2.624.697
Adoption of IAS 39 & IFRS 4				2.696	2.696
At 1 January 2005 IFRS restated	1.492.090	32.393	(29.518)	1.132.428	2.627.393
Movement in equity from 01.01 to 30.09.2005
Movement in the AFS reserve, net of tax	—	—	—	(44.711)	(44.711)
Profit/(loss) for the period	—	—	—	329.655	329.655
Purchases of treasury shares	—	—	(9.094)	—	(9.094)
Dividends	—	—	—	(197.959)	(197.959)
Currency translation differences	—	—	—	(96)	(96)
Balance at 30 September 2005	1.492.090	32.393	(38.612)	1.219.317	2.705.188

The notes on pages 7 to 35 are an integral part of these interim financial statements

5

Cash Flow Statement

€ 000’s	Note	30.9.2005	30.9.2004
Cash flows from operating activities
Net profit		329.655	248.998
Adjustments for:
Non-cash items included in net profit and other adjustments:		(78.914)	117.327
Depreciation, amortisation & impairment on fixed assets		53.616	58.614
Credit loss expense / (recovery)		139.084	101.607
Deferred tax expense / (benefit)		2.277	483
Interest expense on debt securities and other borrowed funds		62.830	27.610
Dividend income from investment securities		(31.262)	(56.467)
Net (profit) / loss on sale of fixed assets		(6.988)	(14.712)
Net realised (gains) / losses on available for sale securities		(140.643)	192
Net (increase) / decrease in operating assets:		(1.253.556)	314.010
Net due to/ from banks		1.537.310	(4.362.312)
Trading securities		(3.997.120)	3.331.941
Net proceeds/ (purchase) of treasury bills and other eligible bills		54.830	(16.564)
Net derivative financial instruments		131.809	—
Net loans and advances to customers / due from customers		1.188.544	1.142.499
Other assets		(168.929)	218.446
Net increase / (decrease) in operating liabilities:		248.270	(148.992)
Other deposits		(85)	5
Income taxes paid		(104.236)	(114.874)
Other liabilities		352.591	(34.123)
Net cash flow from / (used in) operating activities		(596.717)	531.343
Cash flows from investing activities
Acquisition of subsidiaries (net of cash acquired)		(4.969)	(30.796)
Amounts paid for share capital increase of subsidiaries		(96.447)	(3.158)
Dividends received from investment securities		31.262	56.467
Purchase/disposal of fixed assets		(28.453)	(32.922)
Net proceeds / purchases of investment securities – Available for sale		105 167	26 394
Proceeds from sale of investment securities – held to maturity		21.413	—
Proceeds from sale of other securities		1.776	—
Net cash from / (used in) investing activities		29.749	15.985
Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		404.681	(40.351)
Net sales /(purchases) of treasury shares		(9.094)	(15.382)
Dividends paid		(197.463)	(163.057)
Net cash from / (used in) financing activities		198.124	(218.790)
Effect of exchange rate changes on cash and cash equivalents		97.581	26.636
Net increase/(decrease) in cash and cash equivalents		(271.263)	355.174
Cash and cash equivalents at beginning of period		4.270.439	5.310.092
Cash and cash equivalents at end of period	34	3.999.176	5.665.266

The notes on pages 7 to 35 are an integral part of these financial statements

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Notes to the Interim Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has a further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 164 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece provides a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, and bank assurance services. The Bank is also diversified and organized on a worldwide basis into SE Europe, European Union and Africa.  The Bank is managed by the Board of Directors, which has fifteen members. These interim financial statements have been approved for issue by the Bank’s Board of Directors on 24 November 2005.

The Board of Directors consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Independent Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

The Bank is audited by certified auditors. Deloitte was appointed to act as the Bank’s certified auditors by the Bank’s Board of Directors on 17 May 2005. A review of the Bank’s September 2005 financial statements by certified auditors is not required and has not been carried out.

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NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The interim consolidated financial statements of the Bank (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities held for trading and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of unlisted derivatives and securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Bank adopts the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31st December 2005. In accordance with the transitional provisions set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and other relevant standards, the Bank has applied IFRS expected to be in force and endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31st December 2005 in its financial reporting with effect from 1st January 2004 with the exception of the standards relating to financial instruments and insurance contracts (IAS 32, 39 and IFRS 4).

The Bank has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In 2004 comparatives, financial instruments and insurance contracts are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

The possibility exists that these interim financial statements may require adjustment before their inclusion in the final IFRS consolidated financial statements for the year ended 31 December 2005, because of subsequent revisions or changes to the IFRS, or guidance and consensus on the application or interpretation of IFRS.

The impact of the transition to IFRS on the financial position and the comparatives as previously reported under Greek generally accepted accounting principles (“Greek GAAP”) is summarised in Note 36.

2.3 Foreign currency translation

Items included in the financial statements of each entity of the Bank are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary

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financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognized in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognized directly in foreign currency translation reserve within shareholders’ equity.

2.4 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Bank uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognized at “trade date”.

2.5 Derivative financial instruments and hedging (Applicable for the Bank from January 1, 2005)

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Bank and in liabilities when unfavourable to the Bank. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Bank enters into derivative instruments used for trading purposes, realized and unrealised gains and losses are recognized in trading income.

The Bank occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

The Bank also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Bank applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Bank’s criteria for a derivative instrument to be accounted for as a hedge include:

•        at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•        the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Bank achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•        the hedge is highly effective on an ongoing basis.

2.5.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in the

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income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognized immediately in the income statement.

2.5.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognized initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Bank’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognized in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Notwithstanding the above, in accordance with par. 30 of IFRS 1, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.6 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.7 Interest income and expense

Interest income and expense are recognized in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by more than 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual or written off at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

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2.8 Fee and commission income

Fees and commissions are generally recognized on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognized upon completion of the underlying transaction.

2.9 Trading securities (Applicable for the Bank from January 1, 2005)

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognized at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realized on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognized at trade date, which is the date that the Bank commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

2.10 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.11 Securities borrowing and lending (Applicable for the Bank from January 1, 2005)

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognized in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Bank monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

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2.12 Investment Securities (Applicable for the Bank from January 1, 2005)

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognized at trade date, which is the date that the Bank commits to purchase or sell the asset. All other purchases and sales are recognized as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognized valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognized valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.13 Loans and receivables (Applicable for the Bank from January 1, 2005)

Loans originated by the Bank include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets held for trading, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Bank are recognized when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortized cost using the effective interest rate method.

Interest on loans originated by the Bank is included in interest income and is recognized on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortized to interest income over the life of the loan using the effective interest rate method.

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2.14 Impairment losses on loans and advances  (Applicable for the Bank from January 1, 2005)

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also Grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Bank to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax law, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.15 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Bank for use in the supply of services or for administrative purposes.

Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition. In accordance with the transitional provisions set out in IFRS 1, the Bank has adopted

13

the carrying values of all items of property and equipment on the date of transition under Greek GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Bank beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use and held for disposal does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Bank periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.16 Investment property

Investment property includes land and buildings, owned by the Bank (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Bank under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease. In accordance with the transitional provisions set out in IFRS 1, the Bank has adopted the carrying amounts of all investment properties on the date of transition under Greek GAAP as their deemed cost rather than carrying out a valuation at the date of transition.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.17 Intangible assets

Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Bank; and, the cost of the asset can be measured reliably. Intangible assets include computer software and other separately identifiable intangible assets. Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Bank that are anticipated to

14

generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets, are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Bank is recognized as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.18 Leases

a. The Bank is the lessee

Leases where the Bank has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

b. The Bank is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognized as a receivable. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.

2.19 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months maturity from the date of acquisition and consist of cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, investment securities and trading securities.

2.20 Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

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2.21 Employee benefits

The Bank operates various retirement benefit plans. Such plans are classified as pension plans or other post-retirement benefit plans.

2.21.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Bank follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortized over the average remaining service lives of the employees participating in the plan. The Bank on the transition date to IFRS has elected to use the exemption provided in paragraph 20 of IFRS 1 in respect of employee benefits and has recognized all cumulative actuarial gains and losses from the inception of such plans until the date of transition to IFRS.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Bank pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Bank contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.21.2 Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are also classified as either defined contribution or defined benefit plans. Obligations under other defined benefit post-retirement plans are valued annually by independent qualified actuaries.

2.22 Income taxes

Income tax payable on profits is recognized as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from loan provisions, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognized to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to

16

shareholders’ equity where applicable and is subsequently recognized in the income statement together with the deferred gain or loss.

2.23 Borrowings

Borrowings are initially recognized at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortized cost and any difference between net proceeds and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.24 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Dividends on ordinary shares: Dividends on ordinary shares are recognized as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank.

Treasury shares: NBG shares held by the Bank are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank, are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.25 Related parties transactions

Related parties include entities, which the Bank has the ability to control or exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.26 Fiduciary and trust activities

The Bank provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Bank receives fee income for providing these services. Trust assets are not assets of the Bank and are not recognized in the financial statements. The Bank is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.27 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

17

NOTE 3: Financial risk management

3.1 Interest Rate Risk

The Bank is subject to various types of interest rate risk, which arise in the Bank’s activities outlined below. Management characterizes these types as fixed interest rate risk, repricing (or gap) risk, and credit spread risk.

Principal activities

The Bank is the principal market maker in Greek government bonds, which are denominated in various major currencies in both the primary and the secondary markets. It carries a large inventory of Greek government bonds in its trading book in order to facilitate its market making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad.

The Bank is also active in the interbank deposit market (denominated in euro and all other major currencies) as well as foreign exchange forward transactions with maturities up to a year.

The Bank routinely enters into asset swaps of non-euro denominated debt issued by the Hellenic Republic for the purpose of servicing institutional clients.

Interest rate exposure management

The principal source of interest rate risk exposure arises from Greek government bonds trading activity. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds. As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The derivatives business is subject primarily to credit risk, counterparty and Greek sovereign risk as it carries Greek government bonds as hedges to the swap portfolio. The money market business is geared towards lending the excess liquidity of the Bank for short maturities to the interbank market.

The fixed interest rate risk due to the bond as well as the swaps portfolio, together with their economic hedged instruments, is monitored by converting the notional amount positions into constant maturity positions (i.e., ten-year equivalent positions). Furthermore, a breakdown of the fixed interest risk into maturing buckets is performed and a Value at Risk (VAR) report is produced daily taking into account the sum of all our trading positions in all currencies for the Treasuries of the Bank.

Repricing risk

The floating rate portfolio of securities is matched primarily against the Bank’s deposit base. The portfolio of floating Greek government bonds reprices annually and is funded by the Bank’s retail deposit base with an average duration of one month. The difference of the volatility in short-term euro interest rates between one month and one year has been minimal.

Spread risk

Spread and basis risk arises from the hedging of Greek government bonds with futures contracts on euro-denominated German government bonds, as well as with interest rate and cross currency swaps. Since the drachma joined the euro zone, the hedging of Greek government bonds with future contracts on German government bonds, results in a spread which exhibits a very low volatility. With respect to the hedging of Greek government bonds with interest rate and cross currency swaps, the fixed rate risk is converted into floating rate risk, as the floating feature of the related swaps is indexed to the European Interbank Offered Rate, commonly known as EURIBOR. Again this asset swap spread of the Greek sovereign debt is subject to very low volatility since the entry of the Greek drachma into the Eurozone.

The Bank also carries an inventory of foreign currency fixed and floating rate eurobonds issued by the Hellenic Republic, which behave in the same manner as the asset swap positions mentioned above.

18

3.2 Liquidity risk

The Bank operates a network of 582 branches and sub-branches, and its domestic customer deposit base accounts for 31% of the Greek deposit market (savings and sight accounts) as at 30 June 2005. This provides with sufficient euro and foreign currency liquidity to fund the Banks operations and treasury positions. Strategically, the Bank maintains a high proportion of liquid assets to enable it to service customer loans expeditiously as well as to take advantage of market opportunities.

3.3 Foreign exchange risk

The Bank trades in all major currencies against the euro. In the normal course of business, it holds short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international client base.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s open foreign exchange position is limited to the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk is low.

The Bank files standard foreign exchange position reports on a regular basis which enables the central bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Bank’s Risk Management Council and monitored by the Internal Audit Division.

NOTE 4: Segment reporting

The Bank manages its business through the following business segments:

•                      Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                      Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

•                      Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds) and brokerage.

•                      International

The Bank’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, and foreign exchange.

•                      Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Bank (interest expense of subordinate debt, loans to Bank personnel etc)

19

Breakdown by business segment

‘000 EURO	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	International activies	Other	Total

From 1 January to 30.9.2005
Net interest income	801.714	151.192	116.706	614	(96.631)	973.595
Net fee & commission income	92.172	37.142	40.279	3.324	(1.411)	171.506
Other operating income	34.890	(18.196)	18.902	756	63.539	99.891
Total operating income	928.776	170.138	175.887	4.694	(34.503)	1.244.992
Direct costs	(372.586)	(25.403)	(28.455)	(22.924)	(21.866)	(471.234)
Allocated costs & provisions	(245.559)	(64.280)	(14.366)	(7.357)	(1.411)	(332.973)
Profit Before Tax	310.631	80.455	133.066	(25.587)	(57.780)	440.785
Taxes	(83.871)	(21.723)	(20.044)	6.907	7.601	(111.130)
Profit After Tax	226.760	58.732	113.022	(18.680)	(50.179)	329.655

Segment assets as at 30.9.2005	22.643.845	9.654.211	15.999.096	828.510	5.143.997	54.269.659

Segment liabilities & equity as at 30.9.2005	37.457.595	1.395.645	9.191.041	1.370.268	4.855.110	54.269.659

From 1 January to 30.9.2004
Net interest income	695.569	138.319	123.956	(9.684)	(85.664)	862.496
Net fee & commission income	97.235	34.042	34.464	4.675	152	170.568
Other orating income	47.235	(17.994)	17.268	8.821	84.106	139.436
Total operating income	840.039	154.367	175.688	3.812	(1.406)	1.172.500
Direct costs	(388.210)	(33.955)	(34.808)	(17.812)	(39.602)	(514.387)
Allocated costs & provisions	(220.435)	(52.408)	(13.435)	(5.897)	(12.192)	(304.367)
Profit Before Tax	231.394	68.004	127.445	(19.897)	(53.200)	353.746
Taxes	(80.988)	(23.801)	(25.540)	6.964	18.619	(104.746)
Profit After Tax	150.406	44.203	101.905	(12.933)	(34.581)	249.000

Segment assets as at 30.9.2004	14.953.633	8.802.173	20.282.346	1.423.387	3.828.680	49.290.219

Segment liabilities & equity as at 30.9.2004	35.904.403	1.097.187	7.998.219	2.273.933	2.016.477	49.290.219

20

NOTE 5: Net Interest Income

	30.9.2005	30.9.2004

Interest earned on:
Amounts due from banks	222.730	169.989
Securities	306.424	357.102
Loans and advances to customers	1.030.664	823.876
Other interest earning assets	6.537	35.997
Interest and similar income	1.566.355	1.386.964

Interest payable on:
Amounts due to banks	(178.569)	(181.317)
Amounts due to customers	(342.300)	(285.265)
Debt securities in issue	—	—
Other borrowed funds	(62.830)	(27.610)
Other interest paying liabilities	(9.061)	(30.276)
Interest expense and similar charges	(592.760)	(524.468)
Total	973.595	862.496

NOTE 6: Net Fee and Commission Income

	30.9.2005	30.9.2004

Custody, brokerage & investment banking	19.892	17.318
Retail loan fees	16.469	12.873
Corporate lending fees	49.793	44.750
Banking fees & similar charges	69.581	81.698
Fund management fees	15.771	13.929
Total	171.506	170.568

NOTE 7: Dividend Income

	30.9.2005	30.9.2004

Trading securities	39	2.876
Available for sale securities	2.387	3.594
NBG Group securities	21.439	45.194
Other securities	7.436	7.679
Total	31.301	59.343

NOTE 8: Net Trading Income / Loss

	30.9.2005	30.9.2004

Foreign exchange	5.723	19.842
Fixed income securities	(53.894)	17.122
Equities	8.185	19.693
Total	(39.986)	56.657

NOTE 9: Other Operating Income

	30.9.2005	30.9.2004

Real estate gains & rentals	11.987	19.749
Other income	3.329	3.879
Total	15.316	23.628

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NOTE 10: Personnel Expenses

	30.9.2005	30.9.2004

Wages and salaries	302.683	318.836
Social security costs & defined contribution plans	136.808	145.719
Pension costs: defined benefit plans	2.793	3.486
Other staff related benefits	12.215	28.559
Total	454.499	496.600

The average number of employees employed by the Bank during the period to 30 September 2005 was 13.569 (2004: 14.728).

NOTE 11: Retirement benefit obligations

Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,50% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.  Plan contributions are determined by years of service with the Bank and the employee’s final salary level.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,50% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,50% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Defined Benefit Plans

Youth account benefit plan

The Bank sponsors a Youth account benefit plan under which children and former employees are entitled to a lump sum benefit at age 25 if their parents have chosen to make contributions.  The benefit is 25% of 1.65 of the parents’ basic monthly pay for every year of contributory service.  Under the rules of the plan benefits are paid under several circumstances.

Net periodic costs for the aforementioned defined benefit plans include the following components which are recognised in the income statement for the periods ended:

	30.9.2005	30.9.2004
Current service cost	2.380	2.301
Interest cost on obligation	3.566	3.496
Expected return on plan assets	(3.153)	(2.311)
Pension costs - defined benefit plans	2.793	3.486

22

The weighted average assumptions used to determine the net periodic pension costs for the years 2005 and 2004 are :

	2005	2004
Discount rate	5,2%	5,2%
Expected return on plan assets	6,3%	6,3%
Rate of compensation increase	4,1%	4,1%
Pension increase	2,3%	2,3%

The aggregated funding status recognized in the balance sheet is reconciled below as follows for the periods ended:

	30.9.2005	31.12.2004
Present value of funded obligations	104.941	98.994
Fair Value of plan assets	(70.779)	(64.597)
Unrecognized actuarial losses	6.570	6.570
Total	40.732	40.967

NOTE 12: General & administrative expenses

	30.9.2005	30.9.2004

Duties and taxes	17.147	17.180
Utilities and rentals	83.500	88.509
Other administrative expenses	48.806	47.565
Total	149.453	153.254

NOTE 13: Depreciation and amortisation charges

	30.9.2005	30.9.2004

Investment property	12	12
Intangible assets	9.758	13.332
Property & equipment	43.846	45.270
Total	53.616	58.614

NOTE 14: Other operating expenses

	30.9.2005	30.9.2004

Maintenance and other related expenses	4.025	3.771
Other provision charges	117	887
Other expenses	3.530	4.908
Total	7.672	9.566

NOTE 15: Tax expense

	30.9.2005	30.9.2004

Current tax	94.341	96.055
Deferred tax	2.277	482
Prior year taxes	10.924	4.505
Other taxes	3.588	3.704
Total	111.130	104.746

23

NOTE 16: Cash and balances with Central Bank

	30.9.2005	31.12.2004

Cash in hand	459.551	480.786
Balances with Central Bank	1.428.772	336.826
Total	1.888.323	817.612

The Bank is required to maintain a current account with the Bank of Greece (BoG) to facilitate interbank transactions with the Central Bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

BoG is the primary regulator of depository institutions in Greece. BoG requires all banks established in Greece to maintain deposits with BoG equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB (2% at 30 September 2005).

NOTE 17: Due from banks (net)

	30.9.2005	31.12.2004

Sight deposits with banks	135.062	104.068
Time deposits with banks	1.993.096	4.590.346
Securities purchased under agreements to resell	4.099.395	3.621.608
Other	124.408	6.485
Total	6.351.961	8.322.507

NOTE 18: Financial assets at fair value through P&L

	30.9.2005	31.12.2004

Government bonds and other sovereign obligations	12.810.208	9.433.073
Other public sector bonds	34.590	48.972
Other debt securities	275.192	1.528.902
Equity securities	60.245	65.185
Mutual funds units	—	216.987
Total	13.180.235	11.293.119

NOTE 19: Derivative financial instruments (assets / liabilities)

		30.9.2005
	Notional Amount	Fair values
	Contract	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives	23.710.210	155.073	420.528
Foreign exchange derivatives	4.189.233	75.552	4.865
Other types of derivatives	83.690	3.294	7.634
Interest rate derivatives - Exchange traded	14.589.828	10.430	5.150
Total	42.572.961	244.349	438.177

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NOTE 20: Loans & advances to customers (net)

	30.6.2005	31.12.2004

Mortgages	10.452.276	8.838.687
Consumer loans	2.588.930	2.254.079
Credit cards	1.489.653	1.416.820
Entrepreneur’s lending	1.352.544	1.228.700
Small Business lending	478.973	466.000
Retail lending	16.362.376	14.204.286
Corporate lending	10.178.367	9.828.399
Total	26.540.743	24.032.685
Less: Allowance for impairment on loans & advances to customers	(993.532)	(935.729)
Total	25.547.211	23.096.956
Movement in allowance for impairment on loans and advances:
Balance at 1 January	935.729	859.335
IAS 39 adjustments	17.106	—
Balance at 1 January (as restated)	952.835	859.335
Provision for loan impairment	138.967	137.679
Loans written off	(102.569)	(59.845)
Exchange differences	4.299	(1.440)
Balance at 30.9.2005	993.532	935.729

NOTE 21: Investment securities & investments in subsidiaries and associates

	30.9.2005	31.12.2004

Available-for-sale investment securities:
Greek Government bonds	920.271	—
Debt securities issued by other governments and public entities	307.034	24
Corporate bonds incorporated in Greece	317.472	265.704
Corporate bonds incorporated outside Greece	247.040	—
Debt securities issued by Greek financial institutions	73.617	—
Debt securities issued by foreign financial institutions	264.438	—
Other debt instruments issues	—	9.531
Debt securities	2.129.872	275.259
Equity securities	104.677	64.482
Mutual funds units	233.852	—
Provision for impairment	(824)	(93)
Total available-for-sale investment securities	2.467.577	339.648

Held-to-maturity investment securities (at amortized cost):
Corporate bonds incorporated in Greece	20.867	—
Corporate bonds issued by other issuers	9.536	—
Total held-to-maturity investment securities	30.403	—

Total investment securities	2.497.980	339.648

25

NOTE 22: Intangible assets

Cost	Goodwill	Software	Other	Total
At 1.1.2005	38	137.572	15.673	153.283
Additions, disposals and write-offs	(38)	388	6.754	7.104
At 30.9.2005	—	137.960	22.427	160.387
Accumulated amortization and impairment
At 1.1.2005	—	(123.115)	(1.453)	(124.568)
Additions, disposals and write-offs	—	1.977	211	2.188
Amortization charge for the period	—	(8.199)	(1.559)	(9.758)
At 30.09.2005	—	(129.337)	(2.801)	(132.138)
Net book amount at 30.09.2005	—	8.623	19.626	28.249

NOTE 23: Property & equipment

Cost	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
At 1.1.2005	563.169	604.251	361.501	49.957	20.537	1.599.415
Additions, disposals and write-offs	(5.108)	3.424	8.110	5.460	3.923	15.809
Exchange differences	—	115	231	—	—	346
At 30.9.2005	558.061	607.790	369.842	55.417	24.460	1.615.570
Accumulated amortisation and impairment
At 1.1.2005	—	(221.469)	(281.107)	(35.976)	—	(538.552)
Additions, disposals & write-offs	—	1.082	2.845	(1.393)	—	2.534
Depreciation charge for the period	—	(13.972)	(26.605)	(3.269)	—	(43.846)
At 30.9.2005	—	(234.359)	(304.867)	(40.638)	—	(579.864)
Net book amount at 30.9.2005	558.061	373.431	64.975	14.779	24.460	1.035.706

NOTE 24: Deferred tax assets & liabilities

	30.9.2005	31.12.2004

Deferred tax assets:
Securities and derivatives	114.122	—
Tangible and intangible assets	9.283	10.109
Pension and other post retirement benefits	10.087	10.147
Other temporary differences	22.960	20.900
Deferred tax assets	156.452	41.156
Deferred tax liabilities:
Securities and derivatives	82.894	1
Tangible and intangible assets	7.402	4.347
Other temporary differences	24	—
Deferred tax liabilities	90.320	4.348

26

NOTE 25: Other assets

	30.9.2005	31.12.2004

Accrued interest and commissions	620.991	542.076
Tax prepayments and other recoverable taxes	118.072	175.567
Trade receivables	12.266	12.791
Assets acquired through foreclosure proceedings	81.767	76.249
Prepaid expenses	8.474	9.641
Other	509.607	402.206
Total	1.351.177	1.218.530

NOTE 26: Due to banks

	30.7.2005	31.12.2004

Demand deposits due to credit institutions	159.038	157.906
Time deposits due to credit institutions	308.255	800.449
Interbank deposits	1.046.047	721.840
Amounts due to Central Bank	5.014	4.765
Securities sold under agreement to repurchase	5.104.089	4.023.229
Other	35.152	40.669
Total	6.657.595	5.748.858

NOTE 27: Due to customers

	30.9.2005	31.12.2004
Deposits:
Individuals	31.214.599	30.281.674
Corporates	4.166.659	2.750.302
Government and agencies	4.184.251	1.728.840
Total deposits	39.565.509	34.760.816
Securities sold to customers under agreement to repurchase	1.022.116	2.168.797
Other due to customers	381.728	244.951
Amounts due to customers	40.969.353	37.174.565

NOTE 28: Other borrowed funds

•                  NBG Finance plc, a wholly owned subsidiary of the Bank, issued:

a)              In June 2002, € 750 million subordinated floating rate notes guaranteed fully by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR (2,175% at December 31, 2004) plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

b)             In June 2005, JPY 30 billion (Euro 224 000 thousand) callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035 under the €1 billion Global Medium Term Note Programme. The new deal was launched on June 24, 2005 with settlement on June 28, 2005. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on constant yield basis over the period from the placement to the first redemption option.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

27

•                  NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued:

a)              In July 2003, € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed irrevocably and unconditionally by the Bank. They are perpetual and may be redeemed after July 2013 by NBG Funding on any dividend date subject to the consent of the Bank. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

b)             In November 2004, € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year CMS mid swap rate plus 12.5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12,5 bps reset every six months and capped at 8,5%.

c)              In February 2005, € 230 million Series D Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% for the first five years and then is determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

NOTE 29: Other liabilities

	30.9.2005	31.12.2004

Accrued interest and commissions	329.298	186.188
Creditors and suppliers	195.178	243.762
Amounts due to government agencies	271.963	113.814
Other provisions	34.395	40.248
Taxes payable - other than income taxes	6.168	28.572
Accrued expenses and deferred income	42.530	33.678
Payroll related accruals	3.284	26.372
Dividends payable	13.229	12.734
Other	312.958	177.610
Other liabilities	1.209.003	862.978
Current tax liabilities	109.631	108.872
Total	1.318.634	971.850

NOTE 30: Share capital, share premium and treasury shares

The total number of authorised, issued and fully paid ordinary shares as at 30 June 2005 was 331.575.511 (31.12.2004: 331.575.511) with a nominal value of €4,50 per share.

The weighted average number of shares for the first half of 2005 and 2004 was 329.934.611 and 331.357.909 respectively.  Earnings per share for the first half of 2005 and 2004 was Euro 0,99 and Euro 0,75 respectively.

The Bank has in place a programme to purchase up to 5.000.000 own shares, at a price of no less than €4,50 and no more than €37,00 per share between 6 September and 31 December 2005. This purchase will be carried out by virtue of BoD resolution of 1 September 2005, in implementation of the resolution of the Annual General

28

Meeting of Shareholders of 17 May 2005 regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920. At 30.9.2005 the Bank held 1.792.310 shares with a total cost of €38,6 million.

Stock Option Program: On June 22, 2005 at a General Meeting of Shareholders a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2,5 million. The strike price shall be within the range of € 4,50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

NOTE 31: Reserves & Retained Earnings

	30.9.2005	31.12.2004

Statutory reserve	189.628	189.628
Revaluation reserve- available for sale securities	60.442	—
Revaluation reserve - fixed assets	27.984	27.984
Non-taxable reserves	550.604	550.604
Taxed reserve	78.464	78.464
General banking reserve	5.768	5.768
Total reserves	912.890	852.448
Retained earnings	306.427	277.284
Total	1.219.317	1.129.732

NOTE 32: Dividends per share

On 17 May 2005 at the annual General Meeting of the Shareholders of the Bank, the shareholders approved a dividend of Euro 0.60 for every share (2004:0.65) which was paid on 30 June 2005.

NOTE 33: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	30.9.2005	31.12.2004

Cash and balances with central banks	1.076.537	506.341
Due from banks	2.922.639	3.764.098
Total	3.999.176	4.270.439

NOTE 34: Earnings per share

	30.9.2005	30.9.2004

Net profit attributable to NBG ordinary shareholders	329.655	249.000
Weighted average number of ordinary shares outstanding	329 934 611	331 357 909
Earnings per share	1.00	0.75

NOTE 35: Related –party transactions

The nature of the related party relationships for those related parties with whom the Bank entered into significant transactions or had significant balances outstanding at 30 September 2005 and 31 December 2004 are presented below. Transactions were entered into with related parties during the course of business at market rates.

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a. Transactions with management

The Bank entered into a number of banking transactions with members of the Board of Directors (“BoD”) and General Managers of the Bank in the normal course of business. The list of the members of the Board of Directors is shown under Note 1 General Information.

b. Other related party transactions

Receivables, payables income and expenditure and other memo account balances with associated companies, as of 30 September 2005 amount to € 1.362 mil., € 2.717 mil., € 40 mil., € 132 mil. kai € 113 mil. respectively.

NOTE 36: Post balance sheet events

1.  Mergers

1.1 National Bank of Greece and National Investment Company

Following the announcement of the Boards of Directors of National Bank of Greece (the “Bank”) and National Investment Company in June 2005, regarding the proposed merger through absorption of the latter by the former, the Bank’s second repeat General Meeting of its Shareholders held on 3 November 2005, passed the following resolutions:

a) The merger through absorption of National Investment Company S.A. by the Bank, and specifically approved the relevant Draft Merger Agreement (dated 2/6/2005), the individual and, in view of the absorption, combined pro-forma transformation balance sheet and income statement of the Bank as at31/5/2005, Emporiki Bank’s valuation report as to the fairness and reasonableness of the share exchange ratio, PricewaterhouseCoopers chartered auditors’ reports certifying the book value of the Bank’s fixed assets as at the transformation date (31/5/2005) and the fairness and reasonableness of the share exchange ratio (i.e. 12 shares of the absorbed company to 1 share of the absorbing), and the Bank’s BoD report on the Draft Merger Agreement.

b) Cancellation, pursuant to Companies’ Act 2190/1920, of National Investment Company’s shares owned by the absorbing Bank.

c)Increase in the share capital of the Bank by €123,6 million approximately in total through the issue of 5.023.534 new shares of nominal value of €4,80 to be distributed to the remaining shareholders, other than the absorbing Bank, of the absorbed National Investment Company S.A., and through an increase in the nominal value of the existing shares by equivalent capitalization of the share premium account from €4,50 to €4,80.

Pursuant to the above and following completion of the merger, the Bank’s share capital shall amount to €1.615.675.416 divided into 336.599.045 common registered shares of a nominal value of €4,80 each.

1.2 National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29.7.2005) regarding the merger of the two companies through absorption of the latter by the Bank, decided to propose to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate.  The merger shall be effected subject to due observance of legal procedures and to all corporate resolutions. Approval by regulatory authorities obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005).

PricewaterhouseCoopers and KPMG were appointed as auditors in order to certify the book value of National Bank of Greece’s and National Real Estate’s assets, respectively, as at the transformation balance sheets date (31.7.2005). They will also review the draft merger agreement and provide an opinion as to the fairness and reasonableness of the share exchange ratio.

On completion of the merger, subject to the above conditions, and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares will increase by 2.670.367 shares which, added to existing shares pursuant to completion of its merger with National Investment Company (i.e. 336.599.045), will raise the total number of the Bank’s shares to 339.269.412.

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2. Acquisitions & Disposals

2.1 In October 2005, the Bank’s subsidiary Ethniki Hellenic General Insurance, signed an agreement for the acquisition of the 100% of Alpha Insurance Romania and the 95% of the Alpha Insurance Brokerage, from the Alpha Bank Group.

2.2 In November 2005, the Bank signed an agreement for the acquisition of a majority stake (70%) of the share capital of the Romanian leasing company EURIAL Leasing.

2.3 In October 2005 the Bank announced the signing of the agreement for the sale of its subsidiary Atlantic Bank of New York to New York Community Bancorp, Inc. the holding company for New York Community Bank. The purchase price amounts to 400 million dollars payable in cash.

2.4 In November 2005, the Bank announced the signing of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank.

3. Sale of own shares

In October 2005, National Bank of Greece (“NBG”) and Ethniki Kefaleou announced the successful sale of 9.169.970 shares of NBG via an accelerated book build to international and domestic institutional investors via a private placement. The final offering price was fixed at €32,90 per share.

4. Participation in share capital increase

The Extraordinary Shareholders’ General Meeting of Ethniki Hellenic General Insurance held on November 2, 2005, approved the share capital increase of the company in the form of a rights share issue by the amount of €129,1 million (including share premium) through the issue of 43.035.600 new shares of a par value of €2,50 each and issue price of €3,00. Existing shareholders may exercise the preemption right in terms of 5 new shares for every 10 old shares held between 21 November 2005 till 5 December 2005.

NOTE 37: Effects from transition to IFRS

Reconciliation of Equity: Greek GAAP to IFRS

€ 000’s		31.12.2004	31.12.2003

Total shareholders’ equity, as previously reported under Greek GAAP		2.652.164	2.544.282
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	1	(50.438)	(26.207)
Commission income deferral	2	(32.861)	(20.453)
Re-measurement of fixed assets and intangibles	3,7	(17.382)	(6.402)
Securities revaluation	9	(131.098)	(62.109)
Recognition of tax related provisions	4	(5.795)	(18.558)
Recognition of impairment losses on loans and advances	5	(13.301)	(11.528)
Profit distribution recognised on cash basis	6	228.121	180.833
Other		(4.713)	3.533
Total adjustments		(27.467)	39.109
Equity reported under IFRS		2.624.697	2.583.391

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Income Statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation

Interest and similar income	1.871.113	2.314.689	(443.576)
Interest expense and similar charges	(712.699)	(1.108.924)	396.225
Net Interest income	1.158.414	1.205.765	(47.351)

Fee and commission income	286.910	325.083	(38.173)
Fee and commission expense	(57.081)	(106.822)	49.741
Net Fee and commission income	229.829	218.261	11.568

Dividend income	80.101	80.101	—
Net trading income	73.876	63.714	10.162
Net result from investment securities	(352)	—	(352)
Other operating income	44.949	46.122	(1.173)
Total operating income	1.586.817	1.613.963	(27.146)

Personnel expenses	(781.709)	(746.025)	(35.684)
General & Administrative expenses	(208.882)	(207.028)	(1.854)
Depreciation and amortization charges	(79.720)	(89.192)	9.472
Other operating expenses	(30.257)	(33.585)	3.328
Total operating expenses	(1.100.568)	(1.075.830)	(24.738)

Impairment losses on loans and advances	(137.679)	(126.906)	(10.773)
Profit before tax	348.570	411.227	(62.657)

Tax expense	(112.246)	(116.373)	4.127
Net Profit	236.324	294.854	(58.530)

Balance Sheet under Greek GAAP and IFRS as at 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	817.612	813.769	3.843
Treasury bills and other eligible bills	118.674	118.689	(15)
Due from banks (net)	8.322.507	8.564.022	(241.515)
Trading portfolio assets	11.293.119	11.311.257	(18.138)
Loans and advances to customers (net)	23.096.956	23.212.219	(115.263)
Investment securities - available for sale	339.648	323.332	16.316
Investment property	414	—	414
Investments in subsidiaries	1.528.646	744.456	784.190
Investments in associates	280.593	1.287.772	(1.007.179)
Intangible assets	28.717	76.453	(47.736)
Property & equipment	1.060.862	1.018.441	42.421
Deferred tax assets	41.156	—	41.156
Other assets	1.218.530	831.668	386.862
Total assets	48.147.434	48.302.078	(154.644)

LIABILITIES
Due to banks	5.748.858	5.747.299	1.559
Due to customers	37.174.565	37.175.074	(509)
Debt securities in issue	—	10.862	(10.862)
Subordinated liabilities	1.582.149	1.582.149	—
Other liabilities	862.978	1.030.570	(167.592)
Current tax liabilities	108.872	103.960	4.912
Deferred tax liabilities	4.348	—	4.348
Retirement benefit obligations	40.967	—	40.967
Total liabilities	45.522.737	45.649.914	(127.177)

SHAREHOLDERS’ EQUITY
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(29.518)	(29.518)	—
Reserves and retained earnings	1.129.732	1.157.199	(27.467)
Equity attributable to NBG shareholders	2.624.697	2.652.164	(27.467)

Total equity and liabilities	48.147.434	48.302.078	(154.644)

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Income Statement under Greek GAAP and IFRS for the year ended 30.9.2004

€ 000’s	IFRS	GrGAAP	Variation

Interest and similar income	1.386.964	1.694.154	(307.190)
Interest expense and similar charges	(524.468)	(808.380)	283.912
Net Interest income	862.496	885.774	(23.278)

Fee and commission income	213.331	237.574	(24.243)
Fee and commission expense	(42.763)	(77.297)	34.534
Net Fee and commission income	170.568	160.277	10.291

Dividend income	59.343	59.160	183
Net trading income	56.657	52.989	3.668
Net result from investment securities	(192)	—	(192)
Other operating income	23.628	29.338	5.710
Total operating income	1.172.500	1.187.538	(15.038)

Personnel expenses	(496.600)	(480.850)	(15.750)
General & Administrative expenses	(153.254)	(152.561)	(693)
Depreciation and amortization charges	(58.614)	(66.671)	8.057
Other operating expenses	(9.566)	(16.366)	6.800
Total operating expenses	(718.034)	(716.448)	(1.586)

Impairment losses on loans and advances	(100.720)	(101.224)	504
Profit before tax	353.746	369.866	(16.120)

Tax expense	(104.746)	(96.755)	(7.991)
Net Profit	249.000	273.111	(24.111)

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Balance Sheet under Greek GAAP and IFRS as at 30.09.2004

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	2.336.766	2.333.443	3.323
Treasury bills and other eligible bills	91.581	91.581	—
Due from banks (net)	7.911.059	7.921.439	(10.380)
Trading portfolio assets	12.705.454	12.979.943	(274.489)
Loans and advances to customers (net)	21.827.512	21.946.157	(118.645)
Investment securities - available for sale	370.817	354.541	16.276
Investment property	439	—	439
Investments in subsidiaries	1.524.106	759.636	764.470
Investments in associates	280.592	1.289.849	(1.009.257)
Intangible assets	16.735	58.157	(41.422)
Property & equipment	1.068.399	1.024.506	43.893
Deferred tax assets	41.720	—	41.720
Other assets	1.115.039	521.889	521.889
Total assets	49.290.219	49.281.141	9.078

LIABILITIES
Due to banks	5.235.442	5.237.076	(1.634)
Due to customers	39.326.936	39.324.325	2.611
Debt securities in issue	—	11.158	(11.158)
Subordinated liabilities	1.100.000	1.100.000	—
Other liabilities	830.960	572.766	258.194
Current tax liabilities	100.589	96.755	3.834
Deferred tax liabilities	4.624	—	4.624
Retirement benefit obligations	40.485	—	40.485
Total liabilities	46.639.036	46.342.080	296.956

SHAREHOLDERS’ EQUITY
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(15.665)	(15.665)	—
Reserves and retained earnings	1.142.365	1.430.243	(287.878)
Equity attributable to NBG shareholders	2.651.183	2.939.061	(287.878)

Total equity and liabilities	49.290.219	49.281.141	9.078

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1.Defined benefits plans (IAS 19)

All unfunded liabilities arising from defined benefit pension plans were recognised as a liability. Under Greek GAAP provisions were based on labour law for staff retirement only.

2.Loan related fees and costs (IAS 18 & IAS 39)

All interest, interest-related fees and costs recognised at a constant rate to the expected maturity date. Under Greek GAAP all fees were accounted for as commission income when incurred.

3.Tangible and intangible assets (IAS 16, IAS 38 & IFRS 1)

For tangible and intangible assets, the Bank applies the historic cost method of accounting. Under previous GAAP, following Greek tax rules, property was revalued every 4 years based on indexed amounts. Such revaluation, for Greek GAAP purposes, took place on 31.12.2004.

Property and equipment are depreciated on straight-line basis over their estimated useful lives. Under Greek GAAP, depreciation was based on tax rates, which in general did not reflect the useful lives of tangible assets.

Intangible assets are recognised only when it is probable that future economic benefits will flow to the Bank. Under Greek GAAP various costs and expenses were capitalised.

4.Tax provisions (IAS 37)

Tax provisions were raised for tax open years where the outflow was probable and an estimate could be made. Under previous GAAP no such provisions were raised for these outflows.

5.Loans and receivables impairment (IAS 36)

Sundry receivables with indications of impairment were written off.

6.Dividends (IAS 10)

Dividends are accounted for when declared (approved by the shareholders). Under Greek GAAP dividends were accounted for when proposed.

7.Investment property (IAS 40)

Investment property owned by the Bank (or held through a leasing agreement, either finance or operating) is accounted for at cost and it is depreciated on straight-line basis over its estimated useful life. Under Greek GAAP, property that was held for investment purposes, was presented under own-used fixed assets.

8.Deferred taxes (IAS 12)

Under IAS 12, deferred income tax is fully provided by the Bank, using the liability method, on all temporary differences arising between the carrying amounts of its assets and liabilities and their amounts as measured for tax purposes. Under previous GAAP, there were no provisions for deferred taxes.

Adoption of IAS 32, 39 & IFRS 4

9.Financial instruments

Securities (excluding derivatives)

Under IAS 39, securities are initially recognized at cost, including transaction costs. Subsequent to their initial recognition, trading and available for sale securities are measured at fair value, with fair value gains and losses recorded in income statement and equity respectively, whereas securities held to maturity are carried at amortized cost. Under previous GAAP, all securities were initially accounted for at cost and re-measured on an aggregate basis at the lower of their cost or market value. In addition, the Bank, under IAS 39, recognizes all securities on trade date, whereas under previous GAAP securities were recognized when settled.

10.Derivatives

In accordance with IAS 39, all derivatives are carried at fair value. Under previous GAAP, listed derivatives were accounted for at fair value whereas all over-the-counter derivatives were carried at cost.

35